
05054576

2004 annual report

innovative leadership for complete aesthetic solutions



ABOUT US

Cutera is a leading provider of laser and other light-based aesthetic systems to the professional aesthetic market. Since 1998, Cutera has been developing innovative, easy-to-use products that enable dermatologists, plastic surgeons, gynecologists, primary care physicians and other qualified practitioners to offer safe, effective and non-invasive aesthetic treatments to their patients. The company is headquartered in Brisbane, California and is traded on The NASDAQ Stock Market under the symbol CUTR. For information about the company and its products, visit www.cutera.com

Cutera ended 2004 with the strongest financial standing in its history. We are in an excellent position to leverage this strength to become a global leader in the worldwide aesthetic industry, which was estimated to be in excess of $600 million for light-based devices in 2004 and growing at 20% annually.



FINANCIAL HIGHLIGHTS


revenue
($ in millions)
60
45
30
15
0
9.5
19.3
28.3
39.1
$52.6
00 01 02 03 04
cash flow from operations
($ in millions)
10.0
7.5
5.0
2.5
0
0.0
3.2
2.7
2.6
$9.2
00 01 02 03 04
net income
($ in millions)
4
3
2
1
0
1.0
2.3
0.7
3.1
$3.8
00 01 02 03 04

- **Increased annual revenue by 35% to $52.6 million, by expanding all revenue categories—product sales, upgrades and service**
- **Generated operating cash flow of $9.2 million**
- **Achieved diluted earnings per share of $0.31**
- **Invested aggressively in global sales & marketing infrastructure and in research & development initiatives**
- **Raised $46.3 million in our March 2004 initial public offering**
- **Improved cash and marketable investments to $66.3 million, with no debt**

DEAR STOCKHOLDERS,



Since 1998, Cutera has been developing innovative, easy-to-use products that enable dermatologists, plastic surgeons, gynecologists, primary care physicians and other qualified practitioners to offer safe, effective and non-invasive aesthetic treatments to their patients. These elective procedures address a growing patient demand, creating a lucrative revenue stream for physicians, which is independent of managed care reimbursements. Cutera's broad portfolio of products includes the CoolGlide, Xeo and Solera families of systems.

2004 was a defining year for Cutera. We successfully completed our initial public offering, achieved record revenue and earnings and made noteworthy progress in our plan to become the leading global provider of light-based aesthetic systems. Our strategic initiatives allowed us to outpace the industry's rapid growth rate. Below are the core strategies that we executed:

- Effectively marketed the versatility of our products within the core market of dermatologists and plastic surgeons
- Successfully addressed the multiple-application needs of the broad and expanding market of non-core physicians, which has become the largest segment of our customer base
- Introduced new products and applications to our target markets, while leveraging our installed base of customers with new upgrade opportunities
- Positioned our company for sustainable, long-term growth by investing in research and development; global sales and marketing; and a new world-class manufacturing facility

Cutera delivered record revenue of $52.6 million in 2004, a 35% increase from 2003, and record earnings of $3.8 million. Our operating cash flow [illegible]. We ended the year with cash and [illegible] investments of [illegible]
[illegible]

Our product development efforts and new product introductions were successfully executed as planned. In the fourth quarter of 2004, we successfully implemented a staged roll-out of our new Solera Titan product for tissue tightening, which was met with enthusiasm by both physicians and patients. We believe that Titan has added a vital new dimension to facial and body aesthetic treatments. With the Solera platform, we can provide single-technology products that are positioned for an expanding segment of the market.

In addition to marketing to the core dermatologist and plastic surgeon specialties, Cutera has successfully targeted the non-core opportunities, such as family practitioners, primary-care physicians and gynecologists. Physicians in the non-core market welcome fee-for-service aesthetic procedures to overcome the challenges of managed healthcare. In 2004, 69% of Cutera's U.S. orders were from non-core physicians. Further, our distribution agreement with PSS World Medical (PSS), along with the continuing expansion of our direct North American sales force, are driving our success in these non-core customer categories. This strategy of focusing on the non-core market has not only increased Cutera's market share but also significantly expanded the overall addressable market, which is helping to drive our growth.

International sales, marketing and customer service were key focuses in 2004. We significantly increased our sales operations in Asia, and expanded our distributor network and secured product-service solutions worldwide. Due to these efforts, our 2004 international revenue increased 99%, compared to 2003. Overall, we anticipate strong growth in 2005 due to the investments in our direct operations, expanded distribution and new product lines.

In summary, 2004's record-breaking successes have laid a firm foundation for our planned long-term growth. On behalf of our Board of Directors and our management, I would like to thank our employees, customers and stockholders for their continuing loyalty and support.

Sincerely,



Kevin Connors
President and Chief Executive Officer

Multiple product offerings to address today's trends and demographics with an expanding array of aesthetic applications—from hair removal to skin rejuvenation and tissue tightening

FAST GROWING DEMAND FOR AESTHETIC PROCEDURES

The American Society of Plastic Surgeons estimates that 2.8 million cosmetic plastic-surgery procedures were performed by its members in 2003 in the United States. This represented a 200% increase over 1998 and a 41% increase over 2002. As the population strives to keep a youthful appearance in an increasingly competitive workforce, the market for aesthetic procedures appears robust for the foreseeable future. While non-light-based treatments—for example electrolysis for hair removal and chemical peels for skin rejuvenation—have met some of the demand, these options have significant limitations, including pain and limited results. Light-based treatments, including those available with Cutera's comprehensive product line, are fast, effective, safe and non-invasive.

cosmetic plastic surgery trends


patient procedures in millions
3.0
1.5
0
98
99
00
01
02
03

expanding addressable U.S. physician market (2004)


number of physicians
140,000
105,000
70,000
35,000
0
18,000
128,000
core market
core + non-core market

Cutera is focused on broadening the domestic market by targeting the core dermatologist and plastic surgeon specialties and the non-core opportunities, such as family- and general practitioners and gynecologists.

In addition to our experienced and growing direct sales force, we have a distributor arrangement with PSS World Medical (PSS), an organization of over 750 U.S. medical product sales consultants, helping to expand our domestic reach with non-core specialties.

POSITIONED FOR FUTURE GROWTH

international revenue growth


domestic
international
19%
23%
34%
2002
2003
2004

global sales infrastructure (at end of 2004)


direct
indirect

International revenue accounted for approximately 34% of our total revenue in 2004, compared to 23% in 2003. We have a direct sales force, and a number of distributor partners in over 25 countries addressing the vast international opportunity. We are expanding our international sales, marketing and customer service organizations to support product distribution. We significantly increased our sales operations in Asia and secured product-service solutions worldwide. Due to these efforts, our 2004 international revenue increased 99%, compared to 2003.

Overall, we expect continued strong international growth in 2005 due to expanded distribution and a more solid infrastructure in our international subsidiaries. The international market has the potential of becoming larger than the U.S. market.



INCREASING RECURRING-BUSINESS OPPORTUNITIES

Cutera's innovative platform design revolutionized the industry by offering the first fully upgradeable system to address multiple clinical applications. Practitioners may customize the products and choose individual handpieces to create a system that works best for them—whether for an entire range of applications or just one. Our multiple-application products allow practitioners to obtain higher revenue from a single system, which results in a greater return on investment. These procedures include hair removal, treatment of leg and facial veins, skin rejuvenation, pigmented lesions and treatment of wrinkles.

In 2004 we introduced Titan, a light-based system for tissue tightening. This new technology can be added to our existing systems or is available in a single-application system—Solera Titan.

Upgrade Revenue: We design our products to allow our customers to cost-effectively upgrade to our multi-application products. This approach provides our customers the option to add additional applications to their existing systems and it provides us with a source of recurring revenue. In most cases, a field service representative can install the upgrade at the customer site in a matter of hours.

We believe that our upgrade program aligns with our customers' interest in improving the return on their investment by expanding the range of applications they can perform. Compared to 2003, upgrade revenue increased by $2.1 million and accounted for 13% of total revenue in 2004, compared to 11% in 2003. This increase demonstrates the continuing success of our upgrade program and the opportunity of being able to leverage our loyal customer base.

$400

upgrade revenue equates to an average of $400 per month continuing revenue per customer


increasing upgrade revenue
product revenue
upgrade revenue
service and other
5%
11%
13%
2002
2003
2004



CUTERA'S HISTORY OF INNOVATION

Our history of innovation is unrivaled in the aesthetic laser industry. Since inception in 1998, we have been advancing aesthetic laser technology for both practitioners and their patients. The aesthetic light-based treatment market is a growing and rapidly changing field and Cutera has responded by delivering new product introductions on a regular basis.

This impressive product development is the result of our talented research & development team. We believe our continued investment in research & development is extremely important as we strive to become the leader in the aesthetic market.

timeline

2000	CoolGlide® CV—the first FDA-cleared use of long-pulse 1064nm laser for permanent hair reduction on all skin types
2001	CoolGlide Excel®—the first 1064nm laser for the treatment of leg veins
2002	CoolGlide Vantage™—the first microsecond 1064nm laser for improving skin texture and reducing pore size and fine wrinkles
2003	Xeo™—the first upgradeable, multi-technology platform combining laser and Intelligent Pulsed Light
2004	Xeo SA—introduction of next-generation Intelligent Pulsed Light system for skin rejuvenation
2004	Titan™—the first tailored infrared light source for tissue tightening[1]...as an option on the Xeo or new Solera™ platforms

1—Pending U.S. FDA approval for the treatment of wrinkles through skin tightening

WHY PRACTITIONERS CHOOSE CUTERA

Various physician specialties have been turning to cosmetic procedures as a new revenue source. Physicians choose Cutera products over the competition for many reasons, including:

- Cutera offers practitioners a greater choice of laser and other light-based technologies in a single multiple-application system. This allows the physician to choose from the most popular light-based procedures for their patients.
- Our technology innovations address medical practitioners' patient demands. For example, Cutera's unique "3-D" approach to photorejuvenation provides a wide range of cosmetic solutions including superficial sun damage, mid-dermal fine lines and wrinkles, and tissue tightening.
- We preserve the practitioner's initial investment through an upgrade path unmatched by our competitors. Regardless of the original purchase, every practitioner can upgrade to all product applications.
- Cutera provides physician-education programs addressing all target specialties that continue to teach new clinical methodology and applications.
- High level of customer satisfaction—better than 95% for the last three years.



CoolGlide



Xeo



Solera

Selected Consolidated Financial Data

The table set forth below contains certain consolidated financial data for each of the last five fiscal years of Cutera. This data should be read in conjunction with the detailed information, financial statements and related notes, as well as Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA

Years Ended December 31, (in thousands, except per share data)	**2004**	2003	2002	2001	2000
Net revenue[1]	**$52,641**	$39,088	$28,327	$19,328	$9,531
Cost of revenue[1]	**14,689**	12,317	9,991	6,941	3,365
Gross profit	**37,952**	26,771	18,336	12,387	6,166
Operating expenses:					
Sales and marketing	**19,052**	13,410	8,236	5,431	2,794
Research and development	**4,136**	3,097	2,701	2,108	1,539
General and administrative	**8,344**	3,916	5,106	1,843	989
Amortization of stock-based compensation[2]	**1,267**	1,184	963	495	—
Total operating expenses	**32,799**	21,607	17,006	9,877	5,322
Income from operations	**5,153**	5,164	1,330	2,510	844
Interest and other income, net	**632**	30	85	171	193
Income before income taxes	**5,785**	5,194	1,415	2,681	1,037
Provision for income taxes	**(2,025)**	(2,088)	(755)	(342)	—
Net income	**$ 3,760**	$ 3,106	$ 660	$ 2,339	$1,037
Net income available to common stockholders used in basic earnings per share	**$ 3,284**	$ 963	$ 184	$ 561	$ 192
Net income per share:					
Basic	**$ 0.38**	$ 0.46	$ 0.10	$ 0.38	$ 0.18
Diluted	**$ 0.31**	$ 0.35	$ 0.07	$ 0.27	$ 0.13
Weighted-average number of shares used in per share calculations:					
Basic	**8,573**	2,106	1,810	1,480	1,064
Diluted	**12,222**	8,835	8,811	8,731	8,008
(1) Includes amortization of stock-based compensation related to:					
Net revenue	**$ —**	$ —	$ —	$ 164	$ —
Cost of revenue	**168**	240	234	93	—
	168	240	234	257	—
(2) Amortization of stock-based compensation is attributable to the following operating expense categories:					
Sales and marketing	**274**	382	366	262	—
Research and development	**413**	351	287	113	—
General and administrative	**580**	451	310	120	—
	1,267	1,184	963	495	—
Total amortization of stock-based compensation	**$ 1,435**	$ 1,424	$ 1,197	$ 752	$ —

(continued)

CONSOLIDATED BALANCE SHEET DATA

As of December 31, (in thousands)	2004	2003	2002	2001	2000
Cash and cash equivalents	$ 7,070	$10,290	$ 8,276	$ 6,354	$ 3,562
Marketable investments	59,200	—	—	—	—
Working capital	68,519	14,205	8,896	7,854	4,768
Total assets	80,549	24,198	15,426	12,475	7,038
Redeemable convertible preferred stock	—	7,372	7,272	7,272	7,272
Retained earnings (deficit)	7,942	4,182	1,076	416	(1,923)
Total stockholders' equity (deficit)	68,456	7,875	3,106	1,226	(1,918)

SUPPLEMENTARY FINANCIAL DATA (UNAUDITED)

Quarters ended (In thousands, except per share amounts)	Dec 31, 2004	Sept 30, 2004	June 30, 2004	March 31, 2004	Dec 31, 2003	Sept 30, 2003	June 30, 2003	March 31, 2003
Net revenue	$16,094	$12,703	$12,265	$11,580	$12,449	$11,025	$9,018	$6,596
Cost of revenue[1]	4,235	3,408	3,400	3,647	3,711	3,613	2,760	2,233
Gross profit	11,859	9,295	8,865	7,933	8,738	7,412	6,258	4,363
Operating expenses:								
Sales and marketing	5,473	4,677	4,623	4,279	4,300	3,573	3,049	2,489
Research and development	1,150	979	1,047	959	922	740	683	751
General and administrative	2,195	2,171	1,909	2,069	846	809	1,179	1,082
Amortization of stock-based compensation[2]	313	317	316	321	374	437	196	178
Total operating expense	9,131	8,144	7,895	7,628	6,442	5,559	5,107	4,500
Income from operations	2,728	1,151	970	305	2,296	1,853	1,151	(137)
Interest and other income, net	378	198	(2)	58	2	(2)	12	18
Income before income taxes	3,106	1,349	968	363	2,298	1,851	1,163	(119)
Provision for income taxes	(1,034)	(472)	(377)	(142)	(913)	(754)	(468)	47
Net income	$ 2,072	$ 877	$ 591	$ 221	$ 1,385	$ 1,097	$ 695	$ (72)
Net income available to common stockholders used in basic earnings per share:	$ 2,072	$ 877	$ 576	$ 72	$ 441	$ 345	$ 213	$ (22)
Net income per share—basic	$ 0.19	$ 0.08	$ 0.06	$ 0.03	$ 0.20	$ 0.16	$ 0.10	$ (0.01)
Net income per share—diluted	$ 0.16	$ 0.07	$ 0.05	$ 0.02	$ 0.15	$ 0.12	$ 0.08	$ (0.01)
Weight-average number of shares used in per share calculations:								
Basic	10,867	10,729	10,289	2,292	2,204	2,145	2,071	2,000
Diluted	13,167	13,085	12,960	9,411	9,025	8,862	8,799	2,000
(1) Includes amortization of stock-based compensation of:	$ 39	$ 39	$ 39	$ 51	$ 51	$ 101	$ 46	$ 42
(2) Amortization of stock-based compensation is attributable to the following operating expense categories:								
Sales and marketing	63	63	64	83	149	159	45	28
Research and development	104	105	105	99	94	112	73	72
General and administrative	146	149	147	139	131	166	78	78
	313	317	316	321	374	437	196	178
Total amortization of stock-based compensation	$ 352	$ 356	$ 355	$ 372	$ 425	$ 538	$ 242	$ 220

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the attached financial statements and notes thereto, and with our audited financial statements and notes thereto for the fiscal year ended December 31, 2004. This Annual Report, including the following sections, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to our expectations as to future capital expenditures and requirements, growth in our operations, the impact of exchange rate volatility, and the current litigation against Palomar Medical Technologies. These forward-looking statements involve risks and uncertainties. The cautionary statements set forth below and those contained in "Factors That May Affect Future Results," commencing on page 17, identify important factors that could cause actual results to differ materially from those predicted in any such forward-looking statements. The reader is cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date of this Annual Report. We undertake no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this Annual Report.

OVERVIEW

We design, develop, manufacture, market and service the CoolGlide, Xeo and Solera families of laser and other light-based products for aesthetic treatments. Our products enable our customers to remove hair, treat leg and facial veins, rejuvenate skin, treat pigmented lesions and treat wrinkles using laser technology or through skin tightening. Our CE Mark allows us to promote the Titan in the European Union, Australia and certain other countries outside the United States for the treatment of wrinkles through skin tightening. However, in the United States we have a 510(k) clearance for deep dermal heating, and a pending 510(k) submission for the treatment of wrinkles and will not be allowed to promote our products for this latter use in the United States unless FDA clearance is obtained. Our customers consist generally of dermatologists, plastic surgeons, gynecologists, primary care physicians and other qualified practitioners. Since 2000, we have continued to develop new products and have introduced at least one new product each year. Our products are designed to allow our customers to cost-effectively upgrade to our newest products. We have been profitable since 2000 and, as of December 31, 2004, had retained earnings of $7.9 million.

We derive revenue primarily from the sale of our aesthetic laser and other light-based products and upgrades. For 2004, 2003 and 2002, we derived 82%, 84% and 91%, respectively, of our revenue from product sales, and 13%, 11% and 5%, respectively, from product upgrades. As our installed base continues to increase, we expect a greater percentage of our revenue to be derived from product upgrades. The balance of our revenue is derived from product service and other revenue, which we expect to increase over time as our installed base grows and related warranties expire. As we introduce new products with greater functionality, our revenue tends to shift towards these newer products. Due to the high dollar revenue per system sold, variations in unit sales may significantly impact revenue in a given quarter.

Based in Brisbane, California, we sell our products directly in the United States, Canada, Australia, Japan and major European markets, and use distributors to sell our products in countries where we do not have a direct presence, or to complement our direct sales force in selected countries. As of December 31, 2004, we had approximately 52 direct sales and sales support employees worldwide and a global network of distributors located in more than 25 countries. As our international sales increase, currency fluctuations may affect our international revenue.

We have a limited history of operations. We anticipate that our results of operations may fluctuate for the foreseeable future due to several factors, including delays in introduction and acceptance of future products, delays in our manufacturing operations, introduction of new and improved products by competitors, and the performance of our direct sales force and distributors. We expect our operating expenses to increase in the future as a result of: increased sales and marketing expenses to promote revenue growth and geographic expansion; continued research and development of new products and technologies; and increased general and administrative expenses to keep pace with our overall growth, expenses associated with being a public company and higher legal expenses associated with the ongoing patent litigation. Our limited history makes accurate predictions of future operating results difficult.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires us to make judgments, assumptions, and estimates that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Note 2 to the Consolidated Financial Statements describes the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements. We consider the accounting policies described below to be affected by critical accounting estimates. Such accounting policies are impacted significantly by judgments, assumptions, and estimates used in the preparation of the Consolidated Financial Statements, and actual results could differ materially from the amounts reported based on these policies.

Revenue Recognition

We recognize distributor and non-distributor revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 104, *"Revenue Recognition."* SAB No. 104 requires that four basic criteria must be met before revenue can be recognized: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the fee is fixed and determinable; and collectibility is reasonably assured. Determination of whether persuasive evidence of an arrangement exists and whether delivery has occurred or services have been rendered are based on management's judgments regarding the fixed nature of the fee charged for services rendered and products delivered, and the collectibility of those fees. In instances where final acceptance of the product is specified by the customer or collectibility has not been reasonably assured, revenue is deferred until all acceptance criteria have been met. Service revenue is generally deferred and recognized as the services are provided and, for service contracts, is recognized ratably over the period of the applicable contract. Total deferred revenue for service contracts was $1.9 million and $1.3 million as of December 31, 2004 and December 31, 2003, respectively. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

Allowance for Doubtful Accounts

Our accounts receivable balance, net of allowance for doubtful accounts, was $6.6 million as of December 31, 2004, compared with $7.6 million as of December 31, 2003. The allowance for doubtful accounts as of December 31, 2004, was $487,000, compared with $307,000 as of December 31, 2003. We perform periodic credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current creditworthiness, as determined by our review of current credit information. We monitor collections and payments from our customers and maintain an allowance for doubtful accounts based upon our historical experience and any specific customer collection issues that have been identified. While our credit losses have historically been within our expectations and the allowance established, we may not continue to experience the same credit loss rates that we have in the past.

Allowance for Inventory

We state our inventories at the lower of cost or market, computed on a standard cost basis, which approximates actual cost on a first-in, first-out basis and market being determined as the lower of replacement cost or net realizable value. Standard costs are monitored on a monthly basis and updated annually and as necessary to reflect changes in raw material costs and labor and overhead rates.

Our inventory balance was $3.0 million as of December 31, 2004, compared with $2.2 million as of December 31, 2003. Our inventory allowances as of December 31, 2004 were $378,000, compared with $178,000 as of December 31, 2003. We provide inventory allowances when conditions indicate that the selling price could be less than cost due to physical deterioration, usage, obsolescence, reductions in estimated future demand and reductions in selling prices. Inventory allowances are measured as the difference between the cost of inventory and estimated market value. Inventory reserves are charged to cost of revenue and establish a lower cost basis for the inventory. We balance the need to maintain strategic inventory levels with the risk of obsolescence due to changing technology and customer demand levels. Unfavorable changes in market conditions may result in a need for additional inventory reserves that could adversely impact our gross margins. Conversely, favorable changes in demand could result in higher gross margins when product is sold.

Warranty Reserve

The liability for product warranties, included in other accrued liabilities, was $1.9 million as of December 31, 2004, compared with $1.7 million as of December 31, 2003. Our products sold are generally covered by a warranty for periods ranging from one to two years. We accrue for warranty costs as part of our cost of sales at the time revenue is recognized. Product warranty cost is based on associated material costs, technical support labor costs, and associated overhead. We provide for the estimated cost of product warranties by considering historical material, labor and overhead expenses and applying the experience rates to the outstanding warranty period for products sold. As we sell new products to our customers, we must exercise considerable judgment in estimating the expected failure rates and warranty costs. Should actual product failure rates, material usage, service delivery costs or overhead costs differ from our estimates, revisions to the estimated warranty liability would be required. For more information on warranty reserves, see Note 4 to the Notes to Consolidated Financial Statements.

Stock-Based Compensation

We have stock option plans to reward our employees. We account for these plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25 and related interpretations and apply the disclosure provisions of Statement of Financial Accounting Standard ("SFAS") No. 123, as amended by SFAS No. 148. We have recorded employee stock-based compensation based upon the difference between the estimated fair value of common stock on the date of grant and the option exercise price. We amortize employee stock-based compensation on a straight-line basis over the vesting terms of the underlying options. We issue stock options to non-employees, generally for services, which we account for under the provisions of SFAS No. 123 and Emerging Issues Task Force, or EITF, No. 96-18. These options are valued using the Black-Scholes option valuation model and are subject to periodic adjustment as the underlying options vest. Changes in fair value are amortized over the vesting period on a straight-line basis.

Provision for Income Taxes

We are subject to income taxes in both the U.S. and other foreign jurisdictions, where we have a presence. Significant judgment is required in evaluating our tax positions and determining our provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes and interest will be due. These reserves are established when, despite our belief that our tax return positions are fully supportable, we believe that certain positions are likely to be challenged and may not be sustained on review by tax authorities. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as any related net interest.

Our effective tax rates differ from the statutory rate primarily due to research and development tax credits, state taxes, tax exempt interest income, and the tax impact of foreign operations. The effective tax rate was 35%, 40%, and 53% for fiscal 2004, 2003, and 2002, respectively. Our future effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in the valuation of our deferred tax assets or liabilities, or by changes in tax laws or interpretations thereof. In addition, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

Undistributed earnings of the Company's foreign subsidiaries of approximately $227,000 at December 31, 2004, are considered to be indefinitely reinvested and, accordingly, no provision for federal and state income taxes have been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to various foreign countries.

The American Jobs Creation Act of 2004 (the "Jobs Act"), enacted on October 22, 2004, provides for a temporary 85% dividends received deduction on certain foreign earnings repatriated during a one-year period. The deduction would result in an approximate 5.25% federal tax rate on the repatriated earnings. To qualify for the deduction, the earnings must be reinvested in the United States pursuant to a domestic reinvestment plan established by a company's chief executive officer and approved by the Company's Board of Directors. Certain other criteria in the Jobs Act must be satisfied as well.

The Company does not anticipate it will apply the above provision to qualifying earnings repatriations in fiscal year 2005; however, as additional clarifying language on key elements of the provision becomes available, the Company will continue to analyze and assess whether such repatriation would be practical.

Contingencies

We record charges for the costs we anticipate incurring in connection with litigation and claims against us when we can reasonably estimate these costs. As disclosed in Note 5 to the Notes to Consolidated Financial Statements, we are involved in patent litigation with Palomar Medical Technologies, Inc. Since the outcome of this litigation is unpredictable, no expense has been recorded with respect to the contingent liability associated with this matter. Legal fees in connection with loss contingencies are recognized as the fees are incurred.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 123 (Revised 2004), *"Share-Based Payment."* Statement 123(R) addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. Statement 123(R) requires an entity to recognize the grant-date fair value of stock options and other equity-based compensation issued to employees in the income statement. The revised Statement generally requires that an entity account for those transactions using the fair-value-based method, and eliminates the intrinsic value method of accounting in APB Opinion No. 25, *"Accounting for Stock Issued to Employees,"* which was permitted under SFAS No. 123, as originally issued.

The revised Statement also requires entities to disclose information about the nature of the share-based payment transactions and the effects of those transactions on the financial statements.

The Company is currently evaluating the impact of the adoption of this Statement, which must be adopted in the first quarter of the fiscal year ending on December 31, 2006 (based on the delayed effective date according to rules approved by the Securities and Exchange Commission in April 2005).

RESULTS OF OPERATIONS

The following table sets forth selected financial data for the periods indicated, expressed as a percentage of total revenue.

For the Years Ended December 31,	**2004**	2003	2002
CONSOLIDATED STATEMENT OF OPERATIONS:			
Revenue Mix by Geography:			
Revenue from United States customers	**66%**	77%	81%
Revenue from International customers	**34%**	23%	19%
	100%	100%	100%
Revenue Mix by Product:			
Product revenue	**82%**	84%	91%
Product upgrade revenue	**13%**	11%	5%
Service and other revenue	**5%**	5%	4%
	100%	100%	100%
Operating Ratios:			
Total gross profit	**72%**	68%	65%
Operating Expenses:			
Sales and marketing	**36%**	34%	29%
Research and development	**8%**	8%	10%
General and administrative	**16%**	10%	18%
Amortization of stock-based compensation	**2%**	3%	3%
Total operating expenses	**62%**	55%	60%
Income from operations	**10%**	13%	5%
Interest and other income, net	**1%**	0%	0%
Income before income taxes	**11%**	13%	5%
Provision for income taxes	**4%**	5%	3%
Net income	**7%**	8%	2%

Years Ended December 31, 2004 and December 31, 2003

Net Revenue

Revenue is derived from the sale of products, upgrades, and product service. For the year ended December 31, 2004, compared to the year ended December 31, 2003, net revenue increased $13.6 million, or 35%, from $39.1 million to $52.6 million. Product revenue increased $10.3 million, due primarily to sales of Xeo product; upgrade revenue increased by $2.1 million, due primarily to the release of the Titan upgrade product in 2004; and service and other revenue increased by $1.2 million, due partly to a higher installed base of products. The geographical source of the $13.6 million revenue increase was $8.9 million from international sales and $4.7 million from U.S. sales. The large growth internationally occurred primarily in the Pacific Rim countries resulting from our sales force expansion and new product introductions. Our revenue is seasonally strong in the fourth quarter of our fiscal year and accounted for 31% and 32% of our net revenue for the years ended December 31, 2004 and 2003, respectively. For the year ending December 31, 2005, we expect revenue to increase by approximately 25%, compared to the year ended December 31, 2004.

Cost of Revenue

Our cost of revenue consists primarily of material, labor and manufacturing overhead expenses. For the year ended December 31, 2004, compared to the year ended December 31, 2003, cost of revenue increased $2.4 million, or 19%, from $12.3 million to $14.7 million. Key contributors to this increase include; $1.4 million of increased labor and overhead costs and $1.0 million of higher material costs associated with increased unit shipments. Cost of revenue as a percentage of net revenue decreased from 32% for the year ended December 31, 2003 to 28% for the year ended December 31, 2004. This improvement in margins was primarily attributable to a favorable product mix and reduced overhead expenses associated with improved product reliability. We expect cost of revenue to be between 28% to 30% of net revenue for 2005.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel costs and costs related to customer-attended workshops, trade shows and advertising. For the year ended December 31, 2004, compared to the year ended December 31, 2003, sales and marketing expenses increased $5.6 million, or 42%, from $13.4 million to $19.1 million. This increase was primarily attributable to an increase of $2.2 million in promotional expenses, $2.5 million of personnel costs and $0.7 million in travel costs. Promotional expenses result primarily from customer workshops and industry trade shows. As a percentage of net revenue, sales and marketing expenses increased from 34% for the year ended December 31, 2003 to 36% in 2004. We expect our sales and marketing expenses to be in the range of 36% to 38% of net revenue for 2005 as we continue to build our distribution network and invest in domestic and international expansion.

Research and Development

Research and development expenses consist primarily of personnel costs, clinical and regulatory costs, and material costs. For the year ended December 31, 2004, compared to the year ended December 31, 2003, research and development expenses increased $1.0 million, or 34%, from $3.1 million to $4.1 million. This increase was primarily attributable to higher facility related expenses of $353,000 associated with the move to our new Brisbane, California location in 2004, $272,000 of higher third-party expenses associated with clinical projects and $243,000 of higher material and personnel related costs for new product development. As a percentage of net revenue, research and development expenses for the year ended December 31, 2004, compared to the same period in 2003, remained the same at 8%. We expect research and development expenses to be between 8% to 10% of net revenue for 2005.

General and Administrative

General and administrative expenses consist primarily of personnel costs, legal and accounting fees, and other general operating expenses. For the year ended December 31, 2004, compared to the same period in 2003, general and administrative expenses increased by $4.4 million, or 113%, from $3.9 million to $8.3 million. This increase was primarily attributable to $1.2 million in increased outside service costs, primarily associated with our initial public offering and being a public company; $1.1 million of higher legal expenses; $611,000 of higher facilities costs primarily associated with the move to our new Brisbane, California location; and $444,000 in increased personnel costs. As a percentage of net revenue, general and administrative expenses increased from 10% in 2003 to 16% in 2004. We expect general and administrative expenses to be between 12% to 15% of net revenue for 2005, assuming continuing legal expenses associated with our patent litigation throughout 2005.

Amortization of Stock-Based Compensation

We record deferred stock-based compensation for financial reporting purposes as the difference between the exercise price of options granted to employees and the estimated fair value of our common stock at the time of grant. Equity instruments issued to non-employees are recorded at their fair value on the measurement date and a compensation charge booked over the period that the options are expected to be earned by the non-employee. Deferred stock-based compensation is amortized on a straight-line basis to cost of revenue, sales and marketing expenses, research and development expenses, and general and administrative expenses. For the years ended December 31, 2004, and 2003, amortization of stock-based compensation was $1.4 million for both years.

Interest and Other Income, Net

For the year ended December 31, 2004, compared to the same period in 2003, interest and other income, net, increased by $602,000 from $30,000 to $632,000. This increase was primarily a result of higher interest income due to higher cash and investment balances resulting from the proceeds of our initial public offering in March 2004.

Provision for Income Taxes

The provision for income taxes results from a combination of activities of both the domestic and foreign subsidiaries of the Company. Provision for income taxes decreased by $63,000, from $2.0 million for the year ended December 31, 2004, compared to $2.1 million for the year ended December 31, 2003 due primarily to a lower effective tax rate. The Company recorded a 35% effective tax rate for the year ended December 31, 2004, compared to a 40% effective tax rate for the year ended December 31, 2003. This decrease in effective tax rates resulted primarily from higher tax exempt interest income and lower stock-based compensation charges on incentive stock options that are not tax deductible in the year ended December 31, 2004, compared to the year ended December 31, 2003.

RESULTS OF OPERATIONS

Years Ended December 31, 2003 and December 31, 2002

Net Revenue

Revenue is derived from the sale of products, upgrades, and product service. For the year ended December 31, 2003, compared to the year ended December 31, 2002, net revenue increased $10.8 million, or 38%, from $28.3 million to $39.1 million. The geographical source of the $10.8 million revenue increase was $7.2 million from U.S. sales and $3.6 million from international sales. The increase was primarily attributable to sales resulting from the introduction of our Xeo product in March 2003, including sales of upgrades to our installed base, which together accounted for $17.1 million in net revenue, partially offset by a decrease of $7.2 million in sales of our other products. Revenue shifted from other older products to the new Xeo product that offers our customers maximum functionality. Service revenue increased $858,000 between these two years. The increase in service revenue resulted from sales of annual service contracts to our customers with expired warranties.

Cost of Revenue

Our cost of revenue consists primarily of material, labor and manufacturing overhead expenses. For the year ended December 31, 2003, compared to the year ended December 31, 2002, cost of revenue increased $2.3 million, or 23%, from $10.0 million to $12.3 million. The increase was primarily attributable to increases of $1.4 million in labor and overhead costs associated with greater sales of our products and $787,000 in higher material costs. As a percentage of net revenue, cost of revenue decreased from 35% in 2002 to 32% in 2003. The improved margin is the result of higher average selling prices of our new products.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel costs and costs related to customer-attended workshops, trade shows and advertising. For the year ended December 31, 2003, compared to the year ended December 31, 2002, sales and marketing expenses increased $5.2 million, or 63%, from $8.2 million to $13.4 million. The increase was primarily attributable to an increase of $2.4 million in personnel related expense and $922,000 in related travel expenses associated with the expansion of our sales force. Promotional costs increased $1.5 million primarily due to our increased number of customer workshops, trade shows and international promotional efforts. The impact of the increased workshops, trade shows and international promotional efforts was $350,000, $200,000 and $600,000, respectively. As a percentage of net revenue, sales and marketing expenses increased from 29% in 2002 to 34% in 2003.

Research and Development

Research and development expenses consist primarily of personnel costs, clinical and regulatory costs, and material costs. For the year ended December 31, 2003, compared to the year ended December 31, 2002, research and development expenses increased $396,000, or 15%, from $2.7 million to $3.1 million. The increase was primarily attributable to an increase of $278,000 in personnel costs related to hiring additional engineers and $166,000 of higher material costs related to the launch of the Xeo product. As a percentage of net revenue, research and development expenses for the year ended December 31, 2003, compared to the year ended December 31, 2002, decreased from 10% to 8% due to higher revenue in 2003.

General and Administrative

General and administrative expenses consist primarily of personnel costs, legal and accounting fees, and other general operating expenses. For the year ended December 31, 2003, compared to the year ended December 31, 2002, general and administrative expenses decreased $1.2 million, or 23%, from $5.1 million to $3.9 million. This decrease was primarily attributable to a $1.2 million write-off of costs associated with our withdrawn initial public offering in June 2002, partially offset by $227,000 in higher accounting expenses associated with our planned 2003 initial public offering. As a percentage of net revenue, general and administrative expenses for the year ended December 31, 2003 compared to the year ended December 31, 2002, decreased from 18% to 10%.

Amortization of Stock-Based Compensation

We record deferred stock-based compensation for financial reporting purposes as the difference between the exercise price of options granted to employees and the estimated fair value of our common stock at the time of grant. Equity instruments issued to non-employees are recorded at their fair value on the measurement date and a compensation charge booked over the period that the options are expected to be earned by the non-employee. Deferred stock-based compensation is amortized on a straight-line basis to cost of revenue, sales and marketing expenses, research and development expenses, and general and administrative expenses. For the years ended December 31, 2003 and 2002, amortization of stock-based compensation was $1.2 million and $1.0 million, respectively.

Interest and Other Income, Net

For the year ended December 31, 2003, compared to the year ended December 31, 2002, interest and other income, net, decreased by $55,000 from $85,000 to $30,000. This decrease was attributable to lower interest rates, partially offset by higher average cash and cash equivalents balances.

Provision for Income Taxes

The provision for income taxes results from a combination of activities of both the domestic and foreign subsidiaries of the Company. For the year ended December 31, 2003, compared to the year ended December 31, 2002, provision for income taxes increased by $1.3 million, from $755,000 to $2.1 million. The Company recorded a 40% effective tax rate for the year ended December 31, 2003, compared to a 53% effective tax rate for the year ended December 31, 2002. This decrease in effective tax rate resulted primarily from a reduction in stock-based compensation charges of incentive stock options that are not tax deductible.

LIQUIDITY AND CAPITAL RESOURCES

Net Cash Provided by Operating Activities

For the year ended December 31, 2004, net cash provided by operating activities was $9.2 million, which primarily resulted from net income of $3.8 million; adjusted for $2.5 million from an increase in accrued liabilities, primarily due to higher employee related accruals; and $1.4 million of non-cash stock-based compensation expense. This was partly offset by $1.1 million cash used to increase inventory for anticipated revenue shipments and a reduction in accounts payable of $0.7 million.

For the year ended December 31, 2003, net cash provided by operating activities was $2.6 million, which primarily resulted from $3.1 million of net income; $1.9 million of increased accrued liabilities, due to an increase in payroll, income tax and professional fee accruals; $1.4 million of non-cash stock-based compensation expenses; $1.0 million of deferred revenue, primarily due to the sale of additional service contracts; and $1.0 million from an increase in accounts payable. This was partly offset by a $4.8 million increase in accounts receivable and a $1.0 million increase in inventories.

For the year ended December 31, 2002, net cash provided by operating activities was $2.7 million, which primarily resulted from $0.7 million of net income; adjusted for $1.2 million of non-cash stock-based compensation expenses; $1.0 million of increased accrued liabilities, due to an increase in warranty reserves; partly offset by an increase in inventories of $1.1 million.

Net Cash Used in Investing Activities

Net cash used in investing activities was $59.8 million for the year ended December 31, 2004. Of the $59.8 million, $82.7 million was used to purchase marketable investments and $854,000 was used for purchasing property and equipment for manufacturing, research and development in our new Brisbane, California location. This was partly offset by $9.1 million of cash proceeds from the sale of marketable investments; $14.3 million from the maturities of marketable investments; and $250,000 from the removal of restrictions on cash deposits with our bank.

Net cash used in investing activities for the year ended December 31, 2003 was $779,000. Of this amount, $589,000 was used for purchasing property and equipment for manufacturing, research and development and $190,000 was put on deposit as collateral against merchant accounts and a facility lease.

Net cash used in investing activities for the year ended December 31, 2002 was $778,000. Of this amount, $538,000 was used for purchasing a licensing agreement for our products, $280,000 was used for purchasing property and equipment for manufacturing, research and development, which was offset by $40,000 of cash generated due to the removal of restrictions on cash deposits.

Net Cash Provided by Financing Activities

Net cash provided by financing activities for the year ended December 31, 2004 was $47.3 million. Of this amount, $46.3 million, net, was from the sale of common stock associated with our initial public offering; and $1.0 million was attributable to the proceeds from the purchase of stock through our stock options and employee stock purchase plans.

Net cash provided by financing activities for the year ended December 31, 2003 was $208,000, which was attributable to $108,000 proceeds from the exercise of stock options and $100,000 proceeds from the exercise of warrants.

Net cash provided by financing activities for the year ended December 31, 2002 was $23,000, which was attributable to proceeds from the exercise of stock options.

Our future capital requirements depend on a number of factors, including the rate of market acceptance of our current and future products, the resources we devote to developing and supporting our products, and continued progress of our research and development of new products. We expect to increase capital expenditures consistent with our anticipated growth in manufacturing, infrastructure and personnel. We also may increase our capital expenditures as we expand our product lines or invest to address new markets.

As of December 31, 2004, the Company had $7.1 million in cash and cash equivalents and $59.2 million in marketable investments. The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents. Investments held for use in current operations are classified in current assets as "Marketable Investments."

We believe that our current cash and investment balances and cash generated from operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next twelve months.

As disclosed in Note 5 to the Notes to Consolidated Financial Statements, we are involved in patent litigation with Palomar Medical Technologies, Inc. Since the outcome of this litigation is unpredictable, no expense has been recorded with respect to the contingent liability associated with this matter. If we do not prevail in this litigation, we could be ordered to pay substantial damages, which could adversely impact the working capital available for use in future operations.

The Company leases its office and manufacturing facility under a non-cancelable operating lease, which expires in 2014. In addition, the Company has leased office facilities of approximately 1,400 square feet and 3,700 square feet, in Germany and Japan, respectively. The lease in Germany expires in March 2007 and the lease in Japan expires in May 2006. The following table discloses aggregate information about the Company's contractual obligations for minimum lease payments related to facility leases and the periods in which these payments are due as of December 31, 2004 (in thousands):

	Payments Due by Period (in thousands)				
Contractual Obligations	Total	Less Than 1 Year	1–3 Years	3–5 Years	More Than 5 Years
Operating leases	$9,290	$685	$1,398	$1,782	$5,425

FACTORS THAT MAY AFFECT FUTURE RESULTS

We have a limited history of operations, which could impair our ability to grow significantly. We were incorporated in 1998 and commercially launched our first product in 2000. Consequently, we have a limited history of operations. The future success of our business will depend on our ability to increase product sales, successfully introduce new products, expand our sales force and distribution network, and control costs, which we may be unable to do. As a result, we may not be able to continue our revenue growth and maintain profitability.

Our future revenue and operating results will depend on our ability to manage the anticipated growth of our business. It may be difficult for us to control costs if we significantly expand our manufacturing capacity. Our success in growing our business also will depend upon the ability of our management team to implement improvements in our operational systems, realize economies of scale, manage multiple development projects, and continue to expand, train and manage our personnel worldwide. If we cannot scale and manage our business appropriately, or manage the introduction of new products, we will not experience our projected growth and our financial results will suffer.

It is difficult to predict future performance, and our success is dependent on a number of factors over which we have limited control. As a result, our financial results may fluctuate unpredictably. Our limited operating history makes it difficult for us to predict future performance. Historically, the demand for our products has varied from quarter to quarter. Due to the high dollar revenue per system sold, variations in unit sales may cause revenue to vary significantly from quarter to quarter. As a result, it is difficult for us to accurately predict sales for subsequent periods. In addition, we base our production, inventory and operating expenditure levels on anticipated orders. If orders are not received when expected in any given quarter, expenditure levels could be disproportionately high in relation to revenue for that quarter. A number of additional factors, over which we have limited control, may contribute to fluctuations in our financial results, such as:

- delays in introductions and acceptance of our future products;
- delays in, or failure of, delivery of components by our suppliers;
- introductions of new and improved products by competitors;
- performance of our independent distributors;
- increases in the length of our sales cycle;
- fluctuations in foreign currency;
- changes in our ability to obtain and maintain regulatory approvals; and
- reductions in the efficiency of our manufacturing processes.

In the event our actual revenue and operating results do not meet our forecasts for a particular period, the market price of our common stock may decline substantially.

If we fail to obtain and maintain necessary U.S. Food and Drug Administration ("FDA") clearances for our products and indications, if clearances for future products and indications are delayed or not issued, or if there are federal or state level regulatory changes, our commercial operations would be harmed. Our products are medical devices that are subject to extensive regulation in the United States by the FDA for manufacturing, labeling, sale, promotion, distribution and shipping. Before a new medical device, or a new use of or claim for an existing product, can be marketed in the United States, it must first receive either 510(k) clearance or pre-marketing approval from the FDA, unless an exemption applies. Either process can be expensive and lengthy. For example, with regard to our recently introduced Titan product, we currently have FDA clearance to market the product in the United States for only dermal heating and we are currently seeking the ability to market it in the United States for treating wrinkles. We have not received clearance from the FDA to market the Titan product for treating wrinkles and we can provide no assurance that we will obtain such clearance. We cannot promote or advertise for this indication in the United States until we receive clearance. The FDA may require us to perform one or more clinical trials in support of a clearance for treating wrinkles and such a trial may be costly, time-consuming, and a distraction to management. In the event that we do not obtain FDA clearance for treating wrinkles, our ability to market the Titan in the U.S. for that indication and revenue derived therefrom may be adversely affected. The FDA's 510(k) clearance process usually takes from three to twelve months, but it can last longer.

Medical devices may be marketed only for the indications for which they are approved or cleared and if we are found to be marketing our products for off-label, or non-approved, uses we may be subject to FDA enforcement action or have other resulting liability. We have obtained 510(k) clearance for treatments for which we offer our products. However, our clearances can be revoked if safety or effectiveness problems develop. We also are subject to Medical Device Reporting regulations, which require us to report to the FDA if our products cause or contribute to a death or serious injury, or malfunction in a way that would likely cause or contribute to a death or serious injury. Our products are also subject to state regulations, which are, in many instances, in flux. Changes in state regulations may impede sales. For example, federal regulations allow our products to be sold to, or on the order of, "licensed practitioners," as determined on a state-by-state basis. As a result, in some states, non-physicians may legally purchase our products. However, a state could change its regulations at any time disallowing sales to particular types of end users. We cannot predict the impact or effect of future legislation or regulations at the federal or state levels.

The FDA and state authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA or state agencies, which may include any of the following sanctions:

- warning letters, fines, injunctions, consent decrees and civil penalties;
- repair, replacement, refunds, recall or seizure of our products;
- operating restrictions or partial suspension or total shutdown of production;
- refusing our requests for 510(k) clearance or pre-market approval of new products, new intended uses, or modifications to existing products;
- withdrawing 510(k) clearance or pre-market approvals that have already been granted; and
- criminal prosecution.

If any of these events were to occur, they could harm our business.

Our ability to compete depends upon our ability to innovate, to develop and commercialize new products and product enhancements, and to identify new markets for our technology. We have created products to apply our technology to hair removal, treatment of veins, skin rejuvenation, treatment of pigmented lesions and treatment of wrinkles using laser technology or through skin tightening. Our CE Mark allows us to promote the Titan in the European Union, Australia and certain other countries outside the

United States for the treatment of wrinkles through skin tightening. However, in the United States we have a 510(k) clearance for deep dermal heating, and a pending 510(k) submission for the treatment of wrinkles and will not be allowed to promote our products for this latter use in the United States unless FDA clearance is obtained. Currently, these applications represent the majority of laser and other light-based aesthetic procedures. To be successful in the future, we must develop new and innovative applications of laser and other light-based technology, identify new markets for our existing technology, and develop new technology that is not light-based. To successfully expand our product offerings, we must:

- develop or acquire new products that either add to or significantly improve our current products;
- convince our target customers that our new products or product upgrades would be an attractive revenue-generating addition to their practices;
- sell our products to non-traditional customers;
- protect our products with defensible intellectual property; and
- satisfy and maintain all regulatory requirements for commercialization.

Every year since 2000 we have introduced at least one new product and a corresponding upgrade to our existing products. Historically, these introductions have been a significant component of our financial performance. Our business strategy is based, in part, on our expectation that we will continue to make annual product introductions that we can sell to new customers and to existing customers as upgrades. In the future we plan to invest between 8–10% of net revenues in our research and development department. Even with a significant investment in research and development, we may be unable, however, to continue to develop new products and technologies annually, or at all, which could adversely affect our expected growth rate.

Our success depends on market acceptance of our products, many of which have been recently introduced. All of our products have been introduced within the last five years. It is difficult for us to predict how successful recently introduced products will be over the long term. Our failure to significantly penetrate current or new markets with our products could negatively impact our business, financial condition and results of operations. The market for aesthetic devices is highly competitive and dynamic, and marked by rapid and substantial technology development and product innovations. Demand for our products could be diminished by equivalent or superior products and technologies offered by competitors. Decreases in forecasted demand could leave us with excess inventory, which could become obsolete and have to be written off.

We are involved in costly intellectual property litigation with Palomar Medical Technologies that may hurt our competitive position and may prevent us from selling many of our products and generating revenue. We are currently involved in a lawsuit brought by one of our public company competitors, Palomar Medical Technologies, which alleges that the manufacture, use and sale of our products for hair removal infringes a patent it has licensed. In the lawsuit, Palomar is attempting to stop us from selling our products for hair removal and to obtain compensatory and treble damages. We are defending ourselves by claiming that we do not infringe the patent and that the patent is invalid and unenforceable. Although we believe that these defenses are meritorious, litigation is unpredictable and we may not prevail. If we do not prevail, we may be ordered to pay substantial damages for past sales and an ongoing royalty for future sales of products found to infringe. The Company could also be ordered to stop selling any products that perform laser-based hair removal. Most of our products include an application for laser-based hair removal. If found liable, we do not know whether we could redesign our products to avoid future infringement. Any public announcement concerning the litigation that is unfavorable to us may result in a decline in our stock price.

The litigation is active and the parties are moving toward trial, although a trial date has not yet been set by the court. The court recently held a hearing on the Company's summary judgment motion but has not yet issued a ruling. The outcome of this motion could accelerate the litigation's determination. This litigation has been and will continue to be expensive and protracted, and our intellectual property position may be weakened as a result of an adverse ruling. Whether or not we are successful in this lawsuit, this litigation consumes substantial amounts of our financial resources and diverts management's attention away from our core business.

Palomar may file additional claims against us, or we may file additional claims against Palomar, which could increase the risk, expense and duration of the litigation. For more information regarding this litigation, see Note 5 to the Notes to Consolidated Financial Statements.

We may be involved in future costly intellectual property litigation, which could impact our future business and financial performance. As with Palomar, our competitors or other patent holders may assert that our products and the methods we employ are covered by their patents. In addition, we do not know whether our competitors will apply for and obtain patents that will prevent, limit or interfere with our ability to make, use, sell or import our products. Although we may seek to resolve any potential future claims or actions, we may not be able to do so on reasonable terms, or at all. If, following a successful third-party action for infringement, we cannot obtain a license or redesign our products, we may have to stop manufacturing and marketing our products, and our business would suffer as a result.

We may become involved in litigation not only as a result of alleged infringement of a third party's intellectual property rights but also to protect our own intellectual property. We have and may hereafter become involved in litigation to protect the trademark rights associated with our company name or the names of our products. We have only recently adopted the name "Cutera," and do not know whether others will assert that our company name infringes their trademark rights. In addition, names we choose for our products, such as CoolGlide, may be claimed to infringe names held by others. If we have to change the name of our company or products, we may experience a loss in goodwill associated with our brand name, customer confusion and a loss of sales.

Infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate, and could divert management's attention from our core business. We do not know whether necessary licenses would be available to us on satisfactory terms, or whether we could redesign our products or processes to avoid infringement. If we lose this kind of litigation, a court could require us to pay substantial damages, and prohibit us from using technologies essential to our products, any of which would have a material adverse effect on our business, results of operations and financial condition.

Intellectual property rights may not provide adequate protection for some or all of our products, which may permit third parties to compete against us more effectively. We rely on patent, copyright, trade secret and trademark laws, and confidentiality agreements to protect our technology and products. We have four issued U.S. patents, mostly covering our ClearView handpiece design and cooling method. Some of our other components, such as our laser module, electronic control system and high-voltage electronics, are not, and in the future may not, be protected by patents. Additionally, our patent applications may not issue as patents or, if issued, may not issue in a form that will be advantageous to us. Any patents we obtain may be challenged, invalidated or legally circumvented by third parties. Consequently, competitors could market products and use manufacturing processes that are substantially similar to, or superior to, ours. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by consultants, vendors, former employees or current employees, despite the existence generally of confidentiality agreements and other contractual restrictions. Monitoring unauthorized uses and disclosures of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property will be effective. Moreover, the laws of many foreign countries will not protect our intellectual property rights to the same extent as the laws of the United States.

The absence of complete intellectual property protection exposes us to a greater risk of direct competition. Competitors could purchase one of our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts, design around our protected technology, or develop their own competitive technologies that fall outside of our intellectual property rights. If our intellectual property is not adequately protected against competitors' products and methods, our competitive position could be adversely affected, as could our business.

We compete against companies that have longer operating histories, more established products and greater resources, which may prevent us from achieving significant market penetration or increased operating results. Our products compete against similar products offered by public companies, such as Candela, Laserscope, Lumenis, Palomar, and Syneron as well as private companies such as Thermage. Competition with these companies could result in price-cutting, reduced profit margins and loss of market share, any of which would harm our business, financial condition and results of operations. We also face competition from medical products, such as Botox, an injectable compound used to reduce wrinkles, and collagen injections. Other alternatives to the use of our products include sclerotherapy, a procedure involving the injection of a solution into the vein to collapse it, electrolysis, a procedure involving the application of electric current to eliminate hair follicles, and chemical peels. We may also face competition from manufacturers of pharmaceutical and other products that have not yet been developed. Our ability to compete effectively depends upon our ability to distinguish our company and our products from our competitors and their products, and includes such factors as:

- product performance;
- product pricing;
- intellectual property protection;
- quality of customer support;
- success and timing of new product development and introductions; and
- development of successful distribution channels, both domestically and internationally.

Some of our competitors have more established products and customer relationships than we do, which could inhibit our market penetration efforts. For example, we have encountered, and expect to continue to encounter, situations where, due to pre-existing relationships, potential customers decided to purchase additional products from our competitors. Potential customers also may need to recoup the cost of expensive products that they have already purchased from our competitors and may decide not to purchase our products, or to delay such purchases. If we are unable to achieve continued market penetration, we will be unable to compete effectively and our business will be harmed.

In addition, some of our current and potential competitors have significantly greater financial, research and development, manufacturing, and sales and marketing resources than we have. Our competitors could utilize their greater financial resources to acquire other companies to gain enhanced name recognition and market share, as well as new technologies or products that could effectively compete with our existing product lines. For example, ESC Medical purchased Coherent's medical business in 2001 and the surviving company, Lumenis, incorporated competitive product lines and technologies of the predecessor companies into its current products. Given the relatively few competitors currently in the market, any business combination could exacerbate any existing competitive pressures, which could harm our business.

Competition among providers of laser and other light-based devices for the aesthetic market is characterized by rapid innovation, and we must continuously develop new products or our revenues may decline. While we attempt to protect our products through patents and other intellectual property, there are few barriers to entry that would prevent new entrants or existing competitors from developing products that compete directly with ours. For example, while our CoolGlide product was the first long-pulse Nd:YAG, or long wavelength, laser system cleared by the FDA for permanent hair reduction on all skin types, competitors have subsequently introduced systems that utilize Nd:YAG lasers, and received FDA clearances to market these products as treating all skin types. We expect that any competitive advantage we may enjoy from other current and future innovations, such as combining multiple handpieces in a single system to perform a variety of procedures, may diminish over time, as companies successfully respond to our, or create their own, innovations. Consequently, we believe that we will have to continuously innovate and improve our products and technology to compete successfully. If we are unable to innovate successfully, our products could become obsolete and our revenue will decline as our customers purchase our competitors' products.

To successfully market and sell our products internationally, we must address many issues with which we have little or no experience. In the future, we expect our revenue from international operations to comprise a growing percentage of overall revenue. In 2004, 34% of our revenue was derived from international sales as compared to 23% of our revenue in 2003. We currently depend on third-party distributors and a relatively new direct sales operation to sell our products internationally, and if these distributors or direct sales personnel underperform we may be unable to increase or maintain our level of international revenue. We will need to attract additional distributors to grow our business and expand the territories in which we sell our products. Distributors may not commit the necessary resources to market and sell our products to the level of our expectations. If current or future distributors do not perform adequately, or we are unable to locate distributors in particular geographic areas, we may not realize expected international revenue growth. Additionally, we expect to expand our direct sales force in Europe and Asia. If we are unable to do so successfully, our revenue from international operations will be adversely affected.

We believe that an increasing percentage of our future revenue will come from international sales as we expand our overseas operations and develop opportunities in additional international territories. International sales are subject to a number of risks, including:

- difficulties in staffing and managing our foreign operations;
- difficulties in penetrating markets in which our competitors' products are more established;
- reduced protection for intellectual property rights in some countries;
- export restrictions, trade regulations and foreign tax laws;
- fluctuating foreign currency exchange rates;
- foreign certification and regulatory requirements;
- lengthy payment cycles and difficulty in collecting accounts receivable;
- customs clearance and shipping delays;
- political and economic instability; and
- preference for locally produced products.

If one or more of these risks were realized, it could require us to dedicate significant resources to remedy the situation, and if we are unsuccessful at finding a solution, our revenue may decline.

The expense and potential unavailability of insurance coverage for our customers and our company could adversely affect our ability to sell our products and our financial condition. Some of our customers and prospective customers have had difficulty in procuring or maintaining liability insurance to cover their operation and use of our products. Medical malpractice carriers are withdrawing coverage in certain states or substantially increasing premiums. If this trend continues or worsens, our customers may discontinue using our products and, industry-wide, potential customers may opt against purchasing laser and other light-based products due to the cost and inability to procure insurance coverage.

We have been experiencing steep increases in our product liability insurance premiums. If our premiums continue to rise, we may no longer be able to afford adequate insurance coverage. If we are unable to maintain adequate coverage, potential product liability claims would be paid out of cash reserves, harming our financial condition, operating results and profitability.

If we modify one of our FDA-approved devices, we may need to seek re-approval, which, if not granted, would prevent us from selling our modified products or cause us to redesign our products. Any modifications to an FDA-cleared device that would significantly affect its safety or effectiveness or that would constitute a major change in its intended use would require a new 510(k) clearance or possibly a pre-market approval. We may not be able to obtain additional 510(k) clearances or pre-market approvals for new products or for modifications to, or additional indications for, our existing products in a timely fashion, or at all. Delays in obtaining future clearances would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our revenue and future profitability. We have made modifications to our devices in the past and may make additional modifications in the future that we believe do not or will not require additional clearances or approvals. If the FDA disagrees, and requires new clearances or approvals for the modifications, we may be required to recall and to stop marketing the modified devices, which could harm our operating results and require us to redesign our products.

If we fail to comply with the FDA's Quality System Regulation and laser performance standards, our manufacturing operations could be halted, and our business would suffer. We are currently required to demonstrate and maintain compliance with the FDA's Quality System Regulation, or QSR. The QSR is a complex regulatory scheme that covers the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of our products. Because our products involve the use of lasers, our products also are covered by a performance standard for lasers set forth in FDA regulations. The laser performance standard imposes specific recordkeeping, reporting, product testing and product labeling requirements. These requirements include affixing warning labels to laser products, as well as incorporating certain safety features in the design of laser products. The FDA enforces the QSR and laser performance standards through periodic unannounced inspections. We have been, and anticipate in the future to be, subject to such inspections. Our failure to take satisfactory corrective action in response to an adverse QSR inspection or our failure to comply with applicable laser performance standards could result in enforcement actions, including a public warning letter, a shutdown of our manufacturing operations, a recall of our products, civil or criminal penalties, or other sanctions, such as those described in the preceding paragraph, which would cause our sales and business to suffer.

We may be unable to obtain or maintain international regulatory qualifications or approvals for our current or future products and indications, which could harm our business. Sales of our products outside the United States are subject to foreign regulatory requirements that vary widely from country to country. In addition, exports of medical devices from the United States are regulated by the FDA. Complying with international regulatory requirements can be an expensive and time-consuming process and approval is not certain. The time required to obtain clearance or approvals, if required by other countries, may be longer than that required for FDA clearance or approvals, and requirements for such clearances or approvals may significantly differ from FDA requirements. We may be unable to obtain or maintain regulatory qualifications, clearances or approvals in other countries. We may also incur significant costs in attempting to obtain and in maintaining foreign regulatory approvals or qualifications. If we experience delays in receiving necessary qualifications, clearances or approvals to market our products outside the United States, or if we fail to receive those qualifications, clearances or approvals, we may be unable to market our products or enhancements in international markets effectively, or at all.

Because we do not require training for users of our products, and sell our products to non-physicians, there exists an increased potential for misuse of our products, which could harm our reputation and our business. Federal regulations allow us to sell our products to or on the order of "licensed practitioners." The definition of "licensed practitioners" varies from state to state. As a result, our products may be purchased or operated by physicians with varying levels of training, and in many states by non-physicians, including nurse practitioners, chiropractors and technicians. Outside the United States, many jurisdictions do not require specific qualifications or training for purchasers or operators of our products. We do not supervise the procedures performed with our products, nor do we require that direct medical supervision occur. We, and our distributors, offer but do not require purchasers or operators of our products to attend training sessions. In addition, we sometimes sell our systems to companies that rent our systems to third parties and that provide a technician to perform the procedure. The lack of training and the purchase and use of our products by non-physicians may result in product misuse and adverse treatment outcomes, which could harm our reputation and expose us to costly product liability litigation.

Product liability suits could be brought against us due to a defective design, material or workmanship, or misuse of our products and could result in expensive and time-consuming litigation, payment of substantial damages and an increase in our insurance rates. If our products are defectively designed, manufactured or labeled, contain defective components or are misused, we may become subject to substantial and costly litigation by our customers or their patients. Misusing our products or failing to adhere to operating guidelines could cause significant eye and skin damage, and underlying tissue damage. In addition, if our operating guidelines are found to be inadequate, we may be subject to liability. We have been involved, and may in the future be involved, in litigation related to the use of our products. Product liability claims could divert management's attention from our core business, be expensive to defend and result in sizable damage awards against us. We may not have sufficient insurance coverage for all future claims. We may not be able to obtain insurance in amounts or scope sufficient to provide us with adequate coverage against all potential liabilities. Any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage, could harm our reputation in the industry and reduce product sales. Product liability claims in excess of our insurance coverage would be paid out of cash reserves, harming our financial condition and reducing our operating results.

Our manufacturing operations are dependent upon third-party suppliers, making us vulnerable to supply shortages and price fluctuations, which could harm our business. Many of the components and materials that comprise our products are currently manufactured by a limited number of suppliers. A supply interruption or an increase in demand beyond our current suppliers' capabilities could harm our ability to manufacture our products until a new source of supply is identified and qualified. Our reliance on these suppliers subjects us to a number of risks that could harm our business, including:

- interruption of supply resulting from modifications to or discontinuation of a supplier's operations;
- delays in product shipments resulting from uncorrected defects, reliability issues or a supplier's variation in a component;
- a lack of long-term supply arrangements for key components with our suppliers;
- inability to obtain adequate supply in a timely manner, or on commercially reasonable terms;
- difficulty locating and qualifying alternative suppliers for our components in a timely manner;
- production delays related to the evaluation and testing of products from alternative suppliers, and corresponding regulatory qualifications;
- delay in delivery due to our suppliers prioritizing other customer orders over ours; and
- fluctuation in delivery by our suppliers due to changes in demand from us or their other customers.

Any interruption in the supply of components or materials, or our inability to obtain substitute components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers, which would have an adverse effect on our business.

Components used in our products are complex in design, and any defects may not be discovered prior to shipment to customers, which could result in warranty obligations, reducing our revenue and increasing our cost. In manufacturing our products, we depend upon third parties for the supply of various components. Many of these components require a significant degree of technical expertise to produce. If our suppliers fail to produce components to specification, or if the suppliers, or we, use defective materials or workmanship in the manufacturing process, the reliability and performance of our products will be compromised.

If our products contain defects that cannot be repaired easily and inexpensively, we may experience:

- loss of customer orders and delay in order fulfillment;
- damage to our brand reputation;
- increased cost of our warranty program due to product repair or replacement;
- inability to attract new customers;
- diversion of resources from our manufacturing and research and development departments into our service department; and
- legal action.

The occurrence of any one or more of the foregoing could materially harm our business.

We forecast sales to determine requirements for components and materials used in our products, and if our forecasts are incorrect, we may experience either delays in shipments or increased inventory costs. We keep limited materials and components on hand. To manage our manufacturing operations with our suppliers, we forecast anticipated product orders and material requirements to predict our inventory needs up to nine months in advance and enter into purchase orders on the basis of these requirements. Our limited historical experience may not provide us with enough data to accurately predict future demand. If our business expands, our demand for components and materials would increase and our suppliers may be unable to meet our demand. If we overestimate our component and material requirements, we will have excess inventory, which would increase our expenses. If we underestimate our component and material requirements, we may have inadequate inventory, which could interrupt, delay or prevent delivery of our products to our customers. Any of these occurrences would negatively affect our financial performance and the level of satisfaction our customers have with our business.

If there is not sufficient demand for the procedures performed with our products, practitioner demand for our products could be inhibited, resulting in unfavorable operating results. Most procedures performed using our products are not reimbursable through government or private health insurance and are therefore elective procedures, the cost of which must be borne by the patient. The decision to utilize our products may therefore be influenced by a number of factors, including:

- the cost of procedures performed using our products;
- the cost, safety and effectiveness of alternative treatments;
- the success of our sales and marketing efforts; and
- consumer confidence, which may be impacted by economic and political conditions.

If, as a result of these factors, there is not sufficient demand for the procedures performed with our products, practitioner demand for our products could be reduced, resulting in unfavorable operating results.

We derive a significant amount of our revenue from one key distributor. In November 2003, the Company entered into a distribution arrangement with PSS World Medical, an organization of over 750 U.S. medical product sales consultants covering a wide range of medical specialties. The arrangement is scheduled to continue until December 2005, but will automatically be renewed for successive one-year terms, unless earlier terminated by either party. PSS World Medical sales representatives work in coordination with our sales force to locate additional customers for our products. For the years ended December 31, 2004, 2003 and 2002, PSS World Medical accounted for 12%, 2% and 0%, respectively, of the Company's net revenue. If PSS World Medical does not continue performing under the arrangement or seeks to terminate the arrangement or if PSS World Medical encounters financial difficulties, it may have a material adverse effect on our business, financial condition, results of operations, and future cash flows.

We depend on skilled and experienced personnel to operate our business effectively. If we are unable to recruit, hire and retain these employees, our ability to manage and expand our business will be harmed, which would impair our future revenue and profitability. Our success largely depends on the skills, experience and efforts of our officers and other key employees. We do not have employment contracts with any of our officers or other key employees. Any of our officers and other key employees may terminate their employment at any time. In addition, we do not maintain "key person" life insurance policies covering any of our employees. The loss of any of our senior management team members could weaken our management expertise and harm our business.

Our ability to retain our skilled labor force and our success in attracting and hiring new skilled employees will be a critical factor in determining whether we will be successful in the future. We may not be able to meet our future hiring needs or retain existing personnel. We will face particularly significant challenges and risks in hiring, training, managing and retaining engineering and sales and marketing employees, as well as independent distributors, most of whom are geographically dispersed and must be trained in the use and benefits of our products. Failure to attract and retain personnel, particularly technical and sales and marketing personnel, would materially harm our ability to compete effectively and grow our business.

Our financial results could be affected by the changed accounting rules governing the recognition of stock-based compensation expense. We measure compensation expense for our employee stock compensation plans under the intrinsic value method of accounting prescribed by APB Opinion No. 25, *"Accounting for Stock Issued to Employees."* Under this method, we recognized compensation charges related to stock compensation plans, net of related tax effect, of $1.2 million, $1.1 million and $1.0 million in fiscal years 2004, 2003 and 2002, respectively. In accordance with SFAS No. 123, *"Accounting for Stock-Based Compensation,"* we provide disclosures of our operating results as if we had applied the fair value method of accounting (pro forma basis). Included in our Quarterly Reports on Form 10-Q we have provided such disclosures in accordance with SFAS No. 148, *"Accounting for Stock-Based Compensation—Transition and Disclosure."* Had we accounted for our compensation expense under the fair value method of accounting prescribed by SFAS No. 123, the charges, net of tax, would have been significantly higher than the intrinsic value method used by us, totaling $1.8 million, $1.4 million and $2.0 million in fiscal 2004, 2003 and 2002, respectively. The FASB has announced changes to accounting rules concerning the recognition of stock option compensation expense. Beginning in the third quarter of fiscal 2005 when these changes are expected to be implemented, we and other companies will be required to measure compensation expense using the fair value method, which will adversely affect our results of operations by increasing our losses by the additional amount of such stock option charges.

Failure to maintain effective internal controls over financial reporting could have a material adverse effect on our business, operating results and stock price. Beginning with our annual report for our fiscal year ending on December 31, 2005, Section 404 of the Sarbanes-Oxley Act of 2002 will require us to include a report by our management on our internal controls over financial reporting. Such report must contain an assessment by management of the effectiveness of our internal controls over financial reporting as of the end of our fiscal year and a statement as to whether or not such internal controls are effective. Such report must also contain a statement that our independent registered public accounting firm has issued an attestation report on management's assessment of such internal controls.

In order to achieve timely compliance with Section 404, in fiscal 2004 we began a process to document and evaluate our internal controls over financial reporting. Our efforts to comply with Section 404 have resulted in, and are likely to continue to result in, significant costs, the commitment of time and operational resources and the diversion of management's attention. If our management identifies one or more material weaknesses in our internal controls over financial reporting, we will be unable to assert such internal controls are effective. If we are unable to assert that our internal controls over financial reporting are effective as of December 31, 2005 or if our independent registered public accounting firm is unable to attest that our management's report is fairly stated or they are unable to express an opinion on our management's evaluation or on the effectiveness of our internal controls our business may be harmed. Market perception of our financial condition and the trading price of our stock may be adversely affected and customer perception of our business may suffer.

Any acquisitions that we make could disrupt our business and harm our financial condition. We expect to evaluate potential strategic acquisitions of complementary businesses, products or technologies. We may also consider joint ventures and other collaborative projects. We may not be able to identify appropriate acquisition candidates or strategic partners, or successfully negotiate, finance or integrate any businesses, products or technologies that we acquire. Furthermore, the integration of any acquisition and management of any collaborative project may divert management's time and resources from our core business and disrupt our operations. We do not have any experience with acquiring companies or products. If we decide to expand our product offerings beyond laser and other light-based products, we may spend time and money on projects that do not increase our revenue.

Any cash acquisition we pursue would diminish our available cash balances to us for other uses, and any stock acquisition would be dilutive to our stockholders. While we from time to time evaluate potential collaborative projects and acquisitions of businesses, products and technologies, and anticipate continuing to make these evaluations, we have no present understandings, commitments or agreements with respect to any acquisitions or collaborative projects.

Anti-takeover provisions in our Amended and Restated Certificate of Incorporation and Bylaws, and Delaware law, contain provisions that could discourage a takeover. Our Amended and Restated Certificate of Incorporation and Bylaws, and Delaware law, contain provisions that might enable our management to resist a takeover, and might make it more difficult for an investor to acquire a substantial block of our common stock. These provisions include:

- a classified Board of Directors;
- advance notice requirements to stockholders for matters to be brought at stockholder meetings;
- a supermajority stockholder vote requirement for amending certain provisions of our Amended and Restated Certificate of Incorporation and Bylaws;
- limitations on stockholder actions by written consent; and
- the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer.

These provisions might discourage, delay or prevent a change in control of our company or a change in our management. The existence of these provisions could adversely affect the voting power of holders of common stock and limit the price that investors might be willing to pay in the future for shares of our common stock.

We have not paid dividends in the past and do not expect to pay dividends in the future, and any return on investment may be limited to the value of our stock. We have never paid cash dividends on our common stock and do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of dividends on our common stock will depend on our earnings, financial condition and other business and economic factors affecting us at such time as our Board of Directors may consider relevant. If we do not pay dividends, our stock may be less valuable because a return on your investment will only occur if our stock price appreciates.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to interest rate risk relates primarily to our investment portfolio. Fixed rate securities may have their fair market value adversely impacted due to fluctuations in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates or we may suffer losses in principal if forced to sell securities which have declined in market value due to changes in interest rates. The primary objective of our investment activities is to preserve principal while at the same time maximize yields without significantly increasing risk. To achieve this objective, we invest in debt instruments of the U.S. Government and its agencies, municipal bonds and high-quality corporate issuers, and, by policy, restrict our exposure to any single corporate issuer by imposing concentration limits. To minimize the exposure due to adverse shifts in interest rates, we maintain investments at an average maturity (interest reset date for auction-rate securities) of generally less than eighteen months. For maturities of our marketable investments, see Note 3 to the Notes to Consolidated Financial Statements. Assuming a hypothetical increase in interest rates of one percentage point, the fair value of our total investment portfolio as of December 31, 2004 would have potentially declined by $41,000.

We have international subsidiaries and operations and are, therefore, subject to foreign currency rate exposure. To date, our exposure to exchange rate volatility has not been significant. We cannot assure you that there will not be a material impact in the future. Although the majority of our sales and purchases are denominated in U.S. dollars, future fluctuations in the value of the U.S. dollar may affect the price competitiveness of our products. We do not believe, however, that we currently have significant direct foreign currency exchange rate risk and have not hedged exposures denominated in foreign currencies.

We do not utilize derivative financial instruments, derivative commodity instruments or other market risk-sensitive instruments, positions or transactions in any material fashion.

Consolidated Balance Sheets

December 31, (in thousands, except share and per share data)	2004	2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 7,070	$10,290
Restricted cash	—	250
Marketable investments	59,200	—
Accounts receivable, net of allowance for doubtful accounts in 2004 and 2003 of $487 and $307, respectively	6,643	7,597
Inventory	3,004	2,239
Current portion of deferred tax asset	2,284	1,699
Other current assets	878	879
Total current assets	79,079	22,954
Property and equipment, net	1,071	734
Intangibles, net	399	453
Deferred tax asset, net of current portion	—	57
Total assets	$80,549	$24,198
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable	$ 1,195	$ 1,915
Accrued liabilities	8,194	5,709
Deferred revenue	1,171	1,125
Total current liabilities	10,560	8,749
Deferred rent	648	—
Deferred revenue, net of current portion	833	202
Non-current portion of deferred tax liability	52	—
Total liabilities	12,093	8,951
Commitments and contingencies (Note 5)		
Redeemable convertible preferred stock, $0.001 par value:		
Authorized: 5,000,000 and 4,784,000 shares in 2004 and 2003, respectively;		
Issued and outstanding: none and 4,725,000 shares in 2004 and 2003, respectively		
(Liquidation and redemption value: $7,450 in 2003)	—	7,372
Stockholders' equity:		
Common stock, $0.001 par value:		
Authorized: 50,000,000 and 20,000,000 shares in 2004 and 2003, respectively;		
Issued and outstanding: 10,957,202 and 2,229,514 shares in 2004 and 2003, respectively	11	2
Additional paid-in capital	62,738	7,579
Deferred stock-based compensation	(2,226)	(3,888)
Retained earnings	7,942	4,182
Other comprehensive loss	(9)	—
Total stockholders' equity	68,456	7,875
Total liabilities, redeemable convertible preferred stock and stockholders' equity	$80,549	$24,198

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Operations

Years Ended December 31, (in thousands, except per share data)	**2004**	2003	2002
Net revenue	**$52,641**	$39,088	$28,327
Cost of revenue[1]	**14,689**	12,317	9,991
Gross profit	**37,952**	26,771	18,336
Operating expenses:			
Sales and marketing	**19,052**	13,410	8,236
Research and development	**4,136**	3,097	2,701
General and administrative	**8,344**	3,916	5,106
Amortization of stock-based compensation[2]	**1,267**	1,184	963
Total operating expenses	**32,799**	21,607	17,006
Income from operations	**5,153**	5,164	1,330
Interest and other income, net	**632**	30	85
Income before income taxes	**5,785**	5,194	1,415
Provision for income taxes	**(2,025)**	(2,088)	(755)
Net income	**$ 3,760**	$ 3,106	$ 660
Net income available to common stockholders used in basic earnings per share	**$ 3,284**	$ 963	$ 184
Net income per share:			
Basic	**$ 0.38**	$ 0.46	$ 0.10
Diluted	**$ 0.31**	$ 0.35	$ 0.07
Weighted-average number of shares used in per share calculations:			
Basic	**8,573**	2,106	1,810
Diluted	**12,222**	8,835	8,811
(1) Includes amortization of stock-based compensation of:	**$ 168**	$ 240	$ 234
(2) Amortization of stock-based compensation is attributable to the following operating expense categories:			
Sales and marketing	**274**	382	366
Research and development	**413**	351	287
General and administrative	**580**	451	310
	1,267	1,184	963
Total amortization of stock-based compensation	**$ 1,435**	$ 1,424	$ 1,197

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

(in thousands, except share amounts)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Deferred Stock-Based Compensation	Retained Earnings	Other Comprehensive Loss	Total Stockholders' Equity
Balance at December 31, 2001	1,840,154	$ 2	$ 4,527	$ (3,719)	$ 416	$—	$ 1,226
Exercise of stock options	123,230	—	23	—	—	—	23
Deferred stock-based compensation	—	—	(78)	78	—	—	—
Amortization of stock-based compensation	—	—	—	1,026	—	—	1,026
Non-employee stock-based compensation	—	—	171	—	—	—	171
Net income	—	—	—	—	660	—	660
Balance at December 31, 2002	1,963,384	2	4,643	(2,615)	1,076	—	3,106
Exercise of stock options	266,130	—	108	—	—	—	108
Deferred stock-based compensation	—	—	2,591	(2,591)	—	—	—
Amortization of stock-based compensation	—	—	—	1,318	—	—	1,318
Tax benefit related to employee stock options	—	—	131	—	—	—	131
Non-employee stock-based compensation	—	—	106	—	—	—	106
Net income	—	—	—	—	3,106	—	3,106
Balance at December 31, 2003	2,229,514	2	7,579	(3,888)	4,182	—	7,875
Issuance of common stock from initial public offering, net of issuance costs	3,629,800	4	46,308	—	—	—	46,312
Conversion of redeemable convertible preferred stock to common stock at initial public offering	4,725,000	5	7,367	—	—	—	7,372
Issuance of common stock upon net exercise of warrant	18,010	—	—	—	—	—	—
Issuance of common stock for employee purchase plan	35,235	—	323	—	—	—	323
Exercise of stock options	319,643	—	714	—	—	—	714
Deferred stock-based compensation	—	—	(227)	227	—	—	—
Amortization of stock-based compensation	—	—	—	1,435	—	—	1,435
Tax benefit related to employee stock options	—	—	674	—	—	—	674
Components of other comprehensive income:							
Net income	—	—	—	—	3,760	—	3,760
Other comprehensive loss	—	—	—	—	—	(9)	(9)
Comprehensive income	—	—	—	—	—	—	3,751
Balance at December 31, 2004	**10,957,202**	**$11**	**$62,738**	**$(2,226)**	**$7,942**	**$(9)**	**$68,456**

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Years Ended (in thousands)	**2004**	2003	2002
Cash flows from operating activities:			
Net income	**$ 3,760**	$ 3,106	$ 660
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**524**	443	382
Loss on disposal of fixed assets	**47**	35	4
Allowance for doubtful accounts	**293**	333	141
Reserve for excess and obsolete inventory	**300**	139	993
Amortization of stock-based compensation	**1,435**	1,424	1,197
Change in deferred tax asset	**(476)**	(587)	(310)
Tax benefit related to employee stock options	**674**	131	—
Change in assets and liabilities:			
Accounts receivable	**661**	(4,752)	(952)
Inventory	**(1,065)**	(1,012)	(1,132)
Deferred cost of revenue	**—**	—	30
Other current assets	**1**	(578)	593
Accounts payable	**(720)**	990	116
Accrued liabilities	**2,485**	1,914	955
Deferred rent	**648**	—	—
Deferred revenue	**677**	999	—
Net cash provided by operating activities	**9,244**	2,585	2,677
Cash flows from investing activities:			
Acquisition of property and equipment	**(854)**	(589)	(280)
Proceeds from sales of marketable investments	**9,133**	—	—
Proceeds from maturities of marketable investments	**14,310**	—	—
Purchase of marketable investments, net	**(82,652)**	—	—
Change in restricted cash	**250**	(190)	40
Acquisition of intangibles	**—**	—	(538)
Net cash used in investing activities	**(59,813)**	(779)	(778)
Cash flows from financing activities:			
Proceeds from exercise of stock options and employee stock purchase plan	**1,037**	108	23
Proceeds from exercise of warrant	**—**	100	—
Proceeds from issuance of common stock in connection with initial public offering, net	**46,312**	—	—
Net cash provided by financing activities	**47,349**	208	23
Net increase in cash and cash equivalents	**(3,220)**	2,014	1,922
Cash and cash equivalents at beginning of year	**10,290**	8,276	6,354
Cash and cash equivalents at end of year	**$ 7,070**	$10,290	$ 8,276
Supplemental disclosure of cash flow information:			
Conversion of preferred to common stock	**$ 7,372**	$ —	$ —
Deferred stock-based compensation, net of terminations	**(227)**	2,591	(78)
Cash paid for taxes	**$ 2,526**	$ 2,295	$ 997

The accompanying notes are an integral part of these Consolidated Financial Statements.

Notes to Consolidated Financial Statements

NOTE 1—ORGANIZATION:

Formation and Business of the Company

Cutera, Inc. (the "Company") designs, develops, manufactures, and markets the CoolGlide, Xeo and Solera families of products for use in laser and other light-based aesthetic applications. The Company's products enable dermatologists, plastic surgeons, gynecologists, primary care physicians, and other qualified practitioners to offer non-invasive aesthetic treatments to their patients.

Initial Public Offering

On April 5, 2004, the Company completed an initial public offering in which it sold 3,100,000 shares of common stock at $14.00 per share. On April 28, 2004, the underwriters exercised the over-allotment option to purchase an additional 529,800 shares at $14.00 per share. The Company's initial public offering raised approximately $46.3 million, net of underwriting discounts, commissions and other offering costs of $4.5 million. Upon the closing of the offering, all the Company's outstanding shares of redeemable, convertible, preferred stock converted on a one-to-one basis into 4,725,000 shares of common stock.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

As of December 31, 2004, the Company has seven wholly owned subsidiaries in France, Germany, the United Kingdom, Japan, Canada, Australia and Spain. The purpose of these subsidiaries is to market and sell the Company's products outside of the United States. The Consolidated Financial Statements include the accounts of the subsidiaries, and all inter-company transactions and balances have been eliminated.

Use of Estimates

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash, Cash Equivalents and Investments

Cash equivalents or short-term financial investments that are readily convertible to cash are stated at cost, which approximates market value. The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents. Management determines the appropriate classification of its short-term and long-term marketable investment securities at the time of purchase and reevaluates such determination as of each balance sheet date. Management has classified the Company's marketable investments as "available-for-sale" securities in the accompanying financial statements. Available-for-sale securities are carried at fair value, with unrealized gains and losses reported in other comprehensive income. Investments held for use in current operations are classified in current assets.

Restricted Cash

At December 31, 2003, cash balances of $250,000 were restricted from withdrawal and held by a bank in the form of certificates of deposit. These certificates of deposit served as collateral against merchant accounts and a facility lease. In 2004, these restrictions were removed.

Fair Value of Financial Instruments

Carrying amounts of the Company's financial instruments including cash and cash equivalents, marketable investments, accounts receivable, accounts payable and accrued liabilities, approximate their fair values due to their short maturities.

Concentration of Credit Risk and Other Risks and Uncertainties

Financial instruments that potentially subject the Company to concentrations of risk consist principally of cash, cash equivalents, marketable investments and accounts receivable. The Company's cash and cash equivalents are primarily invested in deposits and money market accounts with one major bank in the United States. Deposits in this bank may exceed the amount of insurance provided on such deposits, if any. Management believes that this financial institution is financially sound and, accordingly, minimal credit risk exists. The Company has not experienced any losses on its deposits of cash and cash equivalents. Accounts receivable are typically unsecured and are derived from revenues earned from customers primarily located in the United States. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses. Historically, such losses have been within management's expectations. Concentrations of accounts receivable balances are presented in Note 3. Segment, geographic and major customer information is presented in Note 11.

We invest in debt instruments of the U.S. Government and its agencies, municipal bonds and high-quality corporate issuers, and, by policy, restrict our exposure to any single corporate issuer by imposing concentration limits. To minimize the exposure due to adverse shifts in interest rates, we maintain investments at an average maturity (interest reset date for auction-rate securities and variable rate demand notes) of generally less than eighteen months.

The Company is subject to risks common to companies in the medical device industry, including, but not limited to, new technological innovations, dependence on key personnel, dependence on key suppliers, protection of proprietary technology, product liability and compliance with government regulations. To continue profitable operations, the Company must continue to successfully design, develop, manufacture and market its products. There can be no assurance that current products will continue to be accepted in the marketplace. Nor can there be any assurance that any future products can be developed or manufactured at an acceptable cost and with appropriate performance characteristics, or that such products will be successfully marketed, if at all. These factors could have a material adverse effect on the Company's future financial results and cash flows.

Future products developed by the Company may require approvals from the Food and Drug Administration or international regulatory agencies prior to commercial sales. There can be no assurance that the Company's products will continue to meet the necessary regulatory requirements. If the Company was denied such approvals or such approvals were delayed, it may have a materially adverse impact on the Company.

Inventory

Inventory is stated at the lower of cost or market, cost being determined on a standard cost basis (which approximates actual cost on a first-in, first-out basis) and market being determined as the lower of replacement cost or net realizable value.

The Company includes demonstration units within inventory. Demonstration units are carried at cost and amortized over their estimated economic life of two years. Amortization expense related to demonstration units is recorded in cost of revenue and the operating departmental expenses of the specific function where the equipment is used. Proceeds from the sale of demonstration units are recorded as revenue.

Property and Equipment

Property and equipment are stated at cost and depreciated on a straight-line basis over the estimated useful lives of the related assets, which is generally two to five years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the related assets, typically five years. Upon sale or retirement of assets, the costs and related accumulated depreciation and amortization are removed from the balance sheet and the resulting gain or loss is reflected in operations. Maintenance and repairs are charged to operations as incurred.

Intangible Assets

Intangible assets are amortized using the straight-line method over their expected useful lives. Intangible assets at December 31, 2004 and 2003 principally comprised a technology license obtained as a result of the settlement of a patent litigation case. The license was acquired during the year ended December 31, 2002 at a cost of $538,000 and with an expected useful life of ten years from the date of purchase. Amortization expense during the years ended December 31, 2004, 2003 and 2002 was $54,000, $54,000 and $31,000, respectively. The license had a net carrying amount of $399,000 and $453,000 at December 31, 2004 and 2003, respectively. Estimated future amortization expense for each of the years ended December 31, 2005 through December 31, 2009 is $54,000 per year.

Impairment of Long-Lived Assets

In accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, *"Accounting for the Impairment or Disposal of Long-lived Assets,"* the Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Under SFAS No. 144, an impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Impairment, if any, is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. Through December 31, 2004, there have been no such impairments.

Revenue Recognition

Product revenue, including upgrade revenue, is recognized when title and risk of ownership has been transferred, provided that persuasive evidence of an arrangement exists, the price is fixed and determinable, remaining obligations are insignificant and collectibility is reasonably assured. Transfer of title and risk of ownership generally occurs when the product is shipped to the customer or when the customer receives the product, depending on the nature of the arrangement. Revenue is recorded net of customer and distributor discounts.

The Company generally offers a warranty with its products. The Company provides for the estimated cost to repair or replace products under warranty at the time of sale. Service revenue is recognized as the services are provided and, for service contracts, on a straight-line basis over the period of the applicable service contract. Service revenue for the years ended December 31, 2004, 2003 and 2002 was $2,414,000, $1,617,000 and $758,000, respectively.

Research and Development Expenditures

Costs related to research, design and development of products are charged to research and development expense as incurred. They primarily include employee related expenses; clinical and regulatory expenses; third-party contractor fees; facilities expenses; and expensed material costs associated with research, development and testing.

Advertising Costs

Advertising expenses are included in sales and marketing expenses and are expensed as incurred. Advertising expenses for the years ended December 31, 2004, 2003 and 2002 were $1,314,000, $886,000 and $496,000, respectively.

Stock-Based Compensation

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and its interpretations and complies with the disclosure provisions of SFAS No. 123, *"Accounting for Stock-Based Compensation."* Under APB Opinion No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company's stock and the exercise price. Employee stock-based compensation is amortized on a straight-line basis over the vesting period of the underlying options. SFAS No. 123 defines a "fair value" based method of accounting for an employee stock option or similar equity investment. The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force ("EITF") No. 96-18, *"Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."* Equity instruments issued to non-employees are recorded at their fair value on the measurement date and are subject to periodic adjustment as the underlying equity instruments vest. Non-employee stock-based compensation charges are amortized over the vesting period on a straight-line basis.

The following table illustrates the effect on net income if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation arrangements (in thousands, except per share data):

Years Ended December 31,	**2004**	2003	2002
Net income, as reported	**$ 3,760**	$ 3,106	$ 660
Add: Stock-based employee compensation expense included in reported net earnings, net of related tax effects	**1,184**	1,137	1,026
Deduct: Total stock-based employee compensation determined under fair value based method for all awards, net of related tax effects	**(1,823)**	(1,424)	(1,998)
Pro forma net income (loss)	**$ 3,121**	$ 2,819	$ (312)
Net income (loss) per share:			
Basic—as reported	**$ 0.38**	$ 0.46	$ 0.10
Basic—pro forma	**$ 0.32**	$ 0.42	$ (0.05)
Diluted—as reported	**$ 0.31**	$ 0.35	$ 0.07
Diluted—pro forma	**$ 0.26**	$ 0.31	$ (0.05)

In computing these pro forma amounts, the Company has used the minimum value method for options granted prior to January 15, 2004 (the date of the first filing of the Company's Form S-1 in connection with its initial public offering) and the fair value method for options granted after this date. The following weighted-average assumptions were used to measure the value of stock options and employee stock purchase plan (ESPP) shares granted in the periods presented:

Years Ended December 31,	**2004**	2003	2002
Risk-free interest rate for stock options	**3.12%**	2.10%	2.97%
Risk-free interest rate for ESPP	**1.14%**	—%	—%
Expected life for stock options (in years)	**3.63**	4.00	4.00
Expected life for ESPP option (in years)	**0.57**	—	—
Expected stock price volatility for stock options	**69%**	—%	—%
Expected stock price volatility for ESPP	**55%**	—%	—%
Dividend yield	**—**	—	—

Based on the above assumptions, the weighted-average estimated fair values of options granted for the years ended December 31, 2004, 2003 and 2002 were $6.98, $3.94 and $0.48 per share, respectively, and the weighted-average fair value of ESPP shares granted for the year ended December 31, 2004 was $3.34.

Income Taxes

Deferred tax assets and liabilities are determined based on the differences between financial reporting and tax basis of assets and liabilities, measured at tax rates that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity from transactions and other events and circumstances other than those resulting from investments by owners and distributions to owners. For the years ended December 31, 2004, 2003 and 2002, the Company had $9,000, $0 and $0, respectively, of unrealized losses from its marketable investments.

Foreign Currency

The U.S. dollar is the functional currency of the Company's subsidiaries. Monetary and non-monetary assets and liabilities are remeasured into U.S. dollars at period end and historical exchange rates, respectively. Sales and expenses are remeasured at average exchange rates in effect during each period, except for those expenses related to non-monetary assets which are remeasured at historical exchange rates. Gains or losses resulting from foreign currency transactions are included in net income and are insignificant. The effect of exchange rate changes on cash and cash equivalents was insignificant for each of the three years presented in the period ended December 31, 2004.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 123 (Revised 2004), *"Share-Based Payment."* Statement 123(R) addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. Statement 123(R) requires an entity to recognize the grant-date fair value of stock options and other equity-based compensation issued to employees in the income statement. The revised Statement generally requires that an entity account for those transactions using the fair-value-based method, and eliminates the intrinsic value method of accounting in APB Opinion No. 25, *"Accounting for Stock Issued to Employees,"* which was permitted under SFAS No. 123, as originally issued.

The revised Statement also requires entities to disclose information about the nature of the share-based payment transactions and the effects of those transactions on the financial statements.

The Company is currently evaluating the impact of the adoption of this Statement, which must be adopted in the first quarter of the fiscal year ending on December 31, 2006 (based on the delayed effective date according to rules approved by the Securities and Exchange Commission in April 2005).

NOTE 3—BALANCE SHEET DETAIL:

Cash, Cash Equivalents and Marketable Investments

The Company considers all highly liquid investments, with an original maturity of three months or less at the time of purchase, to be cash equivalents. Investments in debt securities are accounted for as "available-for-sale" securities, carried at fair value with unrealized gains and losses reported in other comprehensive income, held for use in current operations and classified in current assets as "Marketable Investments." The following is a summary of cash, cash equivalents and marketable investments at December 31, 2004 (in thousands):

	Amortized Cost	Gross Unrealized Gains	Unrealized Losses	Fair Market Value
Checking and money market funds	$ 7,070	$—	$ —	$ 7,070
Variable rate demand notes	19,439	—	—	19,439
Auction rate securities and municipal bonds	39,770	—	(9)	39,761
	$66,279	$—	$(9)	$66,270
Reported as:				
Cash and cash equivalents	$ 7,070	$—	$ —	$ 7,070
Marketable investments	59,209	—	(9)	59,200
	$66,279	$—	$(9)	$66,270

The maturities of our cash, cash equivalents and our marketable investments as of December 31, 2004 are as follows (in thousands):

	Amount
Due in less than one year	$17,547
Due in 1 to 3 years	13,477
Due in 3 to 5 years	2,008
Due in 5 to 10 years	5,522
Due in greater than 10 years	27,716
Total	$66,270

Securities with contractual maturities of greater than one year include one municipal bond for $2.0 million and the remaining balance relates to either auction rate securities or variable rate demand notes. While the contractual maturities are long-term, we believe the securities are highly liquid and that the Company can take advantage of interest rate reset periods of between one and thirty-five days to liquidate the securities. Management has the ability and intent, if necessary, to liquidate these investments to fund operations within the next twelve months and, accordingly, has classified all investments as short-term "Marketable Investments" in the Consolidated Balance Sheets.

As of December 31, 2003, the Company did not have any marketable investments.

Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable. We determine the allowance based on historical write-off experience and any specific customer issues that we have identified. We review our allowance for doubtful accounts monthly. Account balances are charged off against the allowance when we feel it is probable the receivable will not be recovered. We do not have any off-balance-sheet credit exposure related to our customers. As of December 31, 2004 and 2003, one customer accounted for 37% and 8% of the Company's total accounts receivable balance, respectively.

Receivables consist of the following at December 31, 2004 and 2003 (amounts in thousands):

	2004	2003
Gross Trade receivables	**$7,130**	$7,904
Less: Allowance for doubtful accounts	**(487)**	(307)
Net Trade receivables	**$6,643**	$7,597

Inventory

Inventory consists of the following (in thousands):

December 31,	**2004**	2003
Raw materials	**$1,510**	$1,110
Finished goods	**1,494**	1,129
	$3,004	$2,239

Other Current Assets

Other current assets consist of the following (in thousands):

December 31,	**2004**	2003
Prepaid expenses	**$ 292**	$ 361
Deferred public offering costs	**—**	225
Tax receivable	**199**	140
Deposits	**194**	126
Prepaid commissions	**193**	—
Other	**—**	27
	$ 878	$ 879

Property and Equipment, Net

Property and equipment, net consists of the following (in thousands):

December 31,	**2004**	2003
Leasehold improvements	**$ 67**	$ 132
Office equipment and furniture	**1,340**	822
Machinery and equipment	**1,141**	676
Construction in progress	**—**	220
	2,548	1,850
Less: Accumulated depreciation and amortization	**(1,477)**	(1,116)
	$ 1,071	$ 734

Depreciation and amortization expense related to property and equipment was $470,000, $389,000 and $351,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

December 31,	**2004**	2003
Payroll and related expenses	**$ 3,200**	$ 2,424
Warranty	**1,850**	1,700
Professional fees	**818**	158
Income tax payable	**783**	808
Sales and marketing accruals	**723**	128
Sales tax	**329**	211
Other	**491**	280
	$ 8,194	$ 5,709

NOTE 4—WARRANTY AND SERVICE CONTRACTS:

Warranty

The Company has a direct field service organization in North America that provides service for its products. The Company generally provides a warranty with its products, depending on the type of product. After the warranty period, maintenance and support is provided on a service contract basis or on an individual call basis. On distributor sales, the Company provides a warranty on parts only. The Company currently provides for the estimated cost to repair or replace products under warranty at the time of sale.

Warranty reserve (in thousands):

Balance, December 31, 2002	$ 1,500
Add: Accruals for warranties issued in 2003	1,444
Less: Settlements made during the period	1,244
Balance, December 31, 2003	$ 1,700
Add: Accruals for warranties issued in 2004	2,112
Less: Settlements made during the period	1,962
Balance, December 31, 2004	**$1,850**

Service Contracts

Service contract revenue is recognized on a straight-line basis over the period of the applicable service contract.

Deferred service contract revenue (in thousands):

Balance, December 31, 2002	$ 328
Add: Payments received	2,095
Less: Revenue recognized	1,096
Balance, December 31, 2003	1,327
Add: Payments received	2,164
Less: Revenue recognized	1,585
Balance, December 31, 2004	**$1,906**

Costs incurred under service contracts during the years ended December 31, 2004, 2003 and 2002 amounted to $702,000, $780,000 and $408,000, respectively, and are recognized as incurred.

NOTE 5—COMMITMENTS AND CONTINGENCIES:

Facility Lease

The Company leases its office and manufacturing facility under a non-cancelable operating lease, which expires in 2014. In addition, the Company has leased office facilities of approximately 1,400 square feet and 3,700 square feet in Germany and Japan, respectively. The lease in Germany expires in March 2007 and the lease in Japan expires in May 2006. The following table discloses aggregate information about the Company's contractual obligations for minimum lease payments related to facility leases and the periods in which these payments are due as of December 31, 2004 (in thousands):

Years Ending December 31,	
2005	$ 685
2006	679
2007	719
2008	792
2009	990
2010 and thereafter	5,425
Future minimum rental payments	$9,290

For the years ended December 31, 2004, 2003 and 2002, rent expense was $1.2 million, $193,000 and $189,000, respectively.

In February 2004, we terminated our Burlingame, California facility lease and incurred a termination charge of $250,000, which was expensed to general and administrative expense.

Sublease Agreement

On January 11, 2005, the Company entered into a sublease rental agreement to lease a portion of its facility to an unaffiliated third party. The term of the lease is for a period of three years with monthly rental income approximating $32,000. This sublease rental income has been excluded from the above table.

Contingencies

In February 2002, Palomar Medical Technologies ("Palomar") filed a lawsuit against the Company in the United States District Court, District of Massachusetts. The plaintiff alleges that by making, using, selling or offering for sale the Company's CoolGlide CV, CoolGlide Excel, CoolGlide Vantage and CoolGlide Xeo products, the Company is willfully and deliberately infringing U.S. Patent No. 5,735,844. This patent concerns a method and apparatus for removing hair with light energy. Massachusetts General Hospital ("MGH") later joined the lawsuit as an additional plaintiff, since Palomar is the exclusive licensee, and MGH is the owner, of the patent at issue in the lawsuit. Palomar and MGH are seeking to enjoin the Company from selling products found to infringe the patent, and to obtain compensatory and treble damages, reasonable costs and attorneys' fees, and other relief as the court deems just and proper. The Company is defending the action vigorously, claiming that its products do not infringe applicable claims of the patent, and that these claims are invalid and unenforceable. Additionally, the Company has filed a counterclaim alleging that the patent should be declared unenforceable because of inadequate disclosures made to the U.S. Patent and Trademark Office by the plaintiffs during that patent's prosecution with the U.S. Patent and Trademark Office. The litigation is active and the parties are moving toward trial, although a trial date has not yet been set by the court. The court recently held a hearing on the Company's summary judgment motion but has not yet issued a ruling. The outcome of this motion could accelerate the litigation's determination. The Company believes that it has meritorious defenses of non-infringement and invalidity in this action. However, litigation is unpredictable and the Company may not prevail in successfully defending or asserting its position. If the Company does not prevail, it may be ordered to pay substantial damages for past sales and an ongoing royalty for future sales of products found to infringe. The Company could also be ordered to stop selling any products that perform laser-based hair removal. Most of our products include an application for laser-based hair removal.

From time to time, the Company may become involved in litigation relating to claims arising from the ordinary course of business. Management does not believe the final disposition of these matters will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

Legal fees in connection with loss contingencies are recognized as the fees are incurred.

NOTE 6—REDEEMABLE CONVERTIBLE PREFERRED STOCK:

On April 5, 2004, upon the closing of the initial public offering, all the Company's outstanding shares of redeemable convertible preferred stock converted on a one-to-one basis into 4,725,000 shares of common stock.

NOTE 7—STOCKHOLDERS' EQUITY:

Preferred Stock

On January 12, 2004, the Board of Directors approved an amendment to the Company's Amended and Restated Certificate of Incorporation increasing the number of authorized preferred stock to 5,000,000 shares. The Company's Board of Directors is authorized to determine the designation, powers, preferences and rights of preferred stock.

Common Stock

On January 12, 2004, the Board of Directors approved an amendment to the Company's Amended and Restated Certificate of Incorporation increasing the number of authorized common stock to 50,000,000 shares.

Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of the preferred stockholders.

2004 Employee Stock Purchase Plan

On January 12, 2004, the Board of Directors adopted the 2004 Employee Stock Purchase Plan ("2004 ESPP"). A total of 200,000 shares of common stock were reserved for issuance pursuant to the 2004 Employee Stock Purchase Plan. Under the 2004 Employee Stock Purchase Plan ("2004 ESPP"), eligible employees are permitted to purchase common stock at a discount through payroll deductions. Shares of common stock will be increased on the first day of each fiscal year, commencing in 2005, by an amount equal to the lesser of (i) 600,000 shares, (ii) 2.0% of the outstanding shares of common stock on such date or (iii) an amount as determined by the Board of Directors. Each offering period includes two six-month purchase periods. The Company added 219,144 reserved shares to the 2004 ESPP on January 1, 2005. The price of the common stock purchased shall be the lower of 85% of the fair market value of the common stock at the beginning of an offering period or at the end of a purchase period. The initial offering period commenced on March 31, 2004, the effective date of the Company's initial public offering. The Company issued approximately 35,235 shares of common stock in fiscal 2004 under the 2004 ESPP. At December 31, 2004, approximately 164,765 shares remained available for future issuance.

2004 Equity Incentive Plan and 1998 Stock Plan

In 1998, the Company adopted the 1998 Stock Plan (the "1998 Plan") under which 4,650,000 shares of the Company's common stock have been reserved for issuance to employees, directors and consultants.

On January 12, 2004, the Board of Directors adopted the 2004 Equity Incentive Plan (the "2004 Plan"). A total of 1,750,000 shares of common stock were reserved for issuance pursuant to the 2004 Equity Incentive Plan. In addition, the shares reserved for issuance under the 2004 Equity Incentive Plan included shares reserved but unissued under the 1998 Plan and shares returned to the 1998 Plan as the result of termination of options or the repurchase of shares.

Shares of common stock approved under the 2004 Equity Incentive Plan will be increased on the first day of each fiscal year, commencing in 2005, by an amount equal to the lesser of: (i) 5% of the outstanding shares of the first day of such year; (ii) two million shares; or, (iii) an amount determined by our board. On January 1, 2005, the Company added 547,860 shares to the 2004 Equity Incentive Plan.

Options granted under the 1998 Plan and 2004 Equity Incentive Plan may be incentive stock options or non-statutory stock options. Stock purchase rights may also be granted under the Plan. Incentive stock options may only be granted to employees. The Board of Directors determines the period over which options become exercisable, however, except in the case of options granted to officers, directors and consultants, options shall become exercisable at a rate of no less than 20% per year over five years from the date the options are granted. Options are to be granted at an exercise price not less than the fair market value per share on the grant date for incentive options or 85% of fair market value for nonqualified stock options. For employees holding more than 10% of the voting rights of all classes of stock, the exercise price shall not be less than 110% of the fair market value per share on the grant date. Options granted under the Plan generally become exercisable 25% on the first anniversary of the vesting commencement date and an additional 1/48th of the total number of shares subject to the option shares shall become exercisable on the last day of each calendar month thereafter until all of the shares have become exercisable. Unvested options that have been exercised are subject to repurchase upon termination of the holder's status as an employee, director or consultant. The term of the options is ten years.

Activity under the 1998 and 2004 Plans is summarized as follows:

		Options Outstanding	
	Shares Available for Grant	Number of Shares	Weighted-Average Exercise Price
Balances, December 31, 2001	434,552	3,170,271	$ 1.33
Additional shares reserved	800,000	—	
Options granted	(809,732)	809,732	$ 4.25
Options exercised	—	(123,230)	$ 0.19
Options cancelled	200,107	(200,107)	$ 4.33
Balances, December 31, 2002	624,927	3,656,666	$ 1.85
Options granted	(944,500)	944,500	$ 6.67
Options exercised	—	(266,130)	$ 0.41
Options cancelled	543,123	(543,123)	$ 4.02
Balances, December 31, 2003	223,550	3,791,913	$ 2.83
Additional shares reserved	1,750,000	—	
Options granted	(699,375)	699,375	$13.34
Options exercised	—	(319,643)	$ 2.20
Options cancelled	223,217	(223,217)	$ 9.96
Balances, December 31, 2004	**1,497,392**	**3,948,428**	**$ 4.39**

The following table summarizes information concerning outstanding and exercisable options as of December 31, 2004.

	Options Outstanding		Options Exercisable	
Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life (in years)	Number Outstanding	Weighted-Average Exercise Price
$ 0.10	1,451,700	4.70	1,451,700	$ 0.10
$ 0.20	11,417	5.12	11,417	$ 0.20
$ 0.50	140,896	5.55	140,896	$ 0.50
$ 0.75	27,250	6.26	26,229	$ 0.75
$ 2.50	149,506	6.44	128,650	$ 2.50
$ 3.00	55,500	6.59	48,271	$ 3.00
$ 4.25	997,117	8.06	503,143	$ 4.25
$ 4.50	101,813	6.64	83,230	$ 4.50
$ 5.50	140,000	6.73	113,750	$ 5.50
$ 6.00	63,500	8.68	20,386	$ 6.00
$ 6.50	17,750	6.78	15,042	$ 6.50
$ 7.25	3,000	6.90	1,854	$ 7.25
$10.00	72,500	9.81	2,188	$10.00
$13.30	236,125	9.55	0	$13.30
$13.80	277,354	9.00	86,458	$13.80
$14.00	53,000	9.29	16,000	$14.00
$14.14	150,000	9.36	0	$14.14
	3,948,428	6.81	2,649,214	$ 2.08

As of December 31, 2003, there were 2,380,428 outstanding options that were exercisable.

Stock-Based Compensation

During the years ended December 31, 2003 and 2001, the Company issued options to certain employees and directors under the 1998 Plan with exercise prices below the estimated fair value, determined with hindsight, of the Company's common stock on the date of grant. In accordance with the requirements of APB No. 25, the Company has recorded deferred stock-based compensation for the difference between the exercise price of the stock options and the estimated fair value of the Company's stock on the date of grant. This deferred stock-based compensation is being amortized to expense on a straight-line-basis over the period during which the Company's right to repurchase the stock lapses or the options become vested, generally four years. During the years ended December 31, 2004, 2003 and 2002, the Company recorded deferred stock-based compensation in the amount of $0, $3,803,000 and $0, respectively. During the years ended December 31, 2004, 2003 and 2002, the Company reversed deferred stock-based compensation of $227,000, $1,212,000 and $78,000, respectively, for unvested options cancelled in connection with employee terminations. During the years ended December 31, 2004, 2003 and 2002, the Company recorded employee stock-based compensation expense of $1,435,000, $1,318,000 and $1,026,000, respectively.

Stock-based compensation expense related to stock options granted to non-employees is recognized on a straight-line basis as the stock options are earned in accordance with SFAS No. 123. The Company believes that the fair values of the stock options are more reliably measurable than the fair values of the services received. The estimated fair values of the stock options granted are calculated at each reporting date using the Black-Scholes option-pricing model, as prescribed by SFAS No. 123, using the following weighted-average assumptions:

Years Ended December 31,	**2004**	2003	2002
Risk-free interest rate	**—%**	4.19%	4.59%
Contractual life (in years)	**—**	10	10
Dividend yield	**—**	—	—
Expected volatility	**—%**	80%	80%

The stock-based compensation expense related to non-employees will fluctuate as the deemed fair market value of the common stock fluctuates as the options are earned. In connection with the grants of stock options to non-employees during the years ended December 31, 2004, 2003 and 2002, the *Company recorded stock-based* compensation expense of $0, $106,000 and $171,000, respectively.

NOTE 8—INCOME TAXES:

The U.S. and international components of the provision for income taxes are as follows (in thousands):

December 31,	**2004**	2003	2002
Current:			
Federal	**$2,123**	$2,413	$ 990
State	**309**	214	69
Foreign	**69**	48	6
	2,501	2,675	1,065
Deferred:			
Federal	**(410)**	(606)	(210)
State	**(34)**	19	(100)
Foreign	**(32)**	—	—
	(476)	(587)	(310)
Total provision for income taxes	**$2,025**	$2,088	$ 755

The Company's deferred tax asset consists of the following (in thousands):

December 31,	**2004**	2003
Capitalized start-up costs	**$ 3**	$ 13
Accrued warranty	**704**	656
Other accruals and reserves	**926**	659
Stock-based compensation	**619**	384
Depreciation and amortization	**—**	44
Foreign	**32**	—
Deferred tax asset	**2,284**	1,756
Depreciation and amortization	**(52)**	—
Net deferred tax asset	**$2,232**	$1,756

The differences between the U.S. federal statutory income tax rate to the Company's effective tax are as follows:

Years Ended December 31,	**2004**	2003	2002
Tax at federal statutory rate	**34.00%**	34.00%	34.00%
State, net of federal benefit	**4.07**	4.58	4.34
Meals and entertainment	**0.89**	0.67	2.45
Benefit for research and development credit	**(3.71)**	(4.62)	(25.62)
Stock-based compensation	**1.67**	5.92	41.03
Tax exempt interest	**(3.37)**	—	—
Other	**1.45**	(0.35)	(2.85)
Provision for taxes	**35.00%**	40.20%	53.35%

Management evaluates on a periodic basis the recoverability of deferred tax assets and the need for a valuation allowance.

Undistributed earnings of the Company's foreign subsidiaries of approximately $227,000 at December 31, 2004 are considered to be indefinitely reinvested and, accordingly, no provision for federal and state income taxes have been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to various foreign countries.

NOTE 9—NET INCOME PER SHARE:

The Company adopted EITF No. 03-06, *"Participating Securities and the Two Class Method Under FASB Statement No. 128, Earnings Per Share,"* during the period ended June 30, 2004 and has retroactively adjusted reported earnings per share for the two years ended December 31, 2003.

Basic net income per share is computed by dividing net income available to the common stockholders by the weighted-average number of common shares outstanding during the period.

Diluted net income per share is computed by giving effect to all dilutive potential common shares, including options, common stock subject to repurchase, warrants and redeemable convertible preferred stock. A reconciliation of the numerator and denominator used in the calculation of basic and diluted net income per share follows (in thousands):

Years Ended December 31,	**2004**	2003	2002
Numerator:			
Net income	**$3,760**	$ 3,106	$ 660
Less amount allocated to participating preferred stockholders:	**(476)**	(2,143)	(476)
Net income available to common stockholders—basic	**$3,284**	$ 963	$ 184
Net income available to common stockholders—diluted	**$3,760**	$ 3,106	$ 660
Denominator:			
Weighted-average number of common shares outstanding used in computing basic net income per share	**8,573**	2,106	1,810
Dilutive potential common shares used in computing diluted net income per share	**3,649**	6,729	7,001
Total weighted-average number of shares used in computing diluted net income per share	**12,222**	8,835	8,811

Anti-Dilutive Securities

The following outstanding options (prior to the application to the treasury stock method) were excluded from the computation of diluted net income per common share for the periods presented because including them would have had an anti-dilutive effect (in thousands):

Years Ended December 31,	**2004**	2003	2002
Options to purchase common stock	**566**	210	—

NOTE 10—EMPLOYEE BENEFIT PLAN:

In April 1999, the Company adopted a defined contribution retirement plan (the "plan"), which qualifies under Section 401(k) of the Internal Revenue Code. The plan covers all employees. Eligible employees may make voluntary contributions to the plan up to 100% of their annual compensation, subject to statutory annual limitations. In addition, the Company is allowed to make discretionary contributions. During the years ended December 31, 2004, 2003 and 2002, the Company made contributions of $227,000, $174,000 and $160,000, respectively, under the plan.

NOTE 11—SEGMENT, GEOGRAPHIC AND MAJOR CUSTOMER INFORMATION:

The Company operates in one business segment, which encompasses the designing, developing, manufacturing, marketing and servicing of aesthetic laser systems for dermatologists, plastic surgeons, gynecologists, primary care physicians and other practitioners worldwide. Management uses one measurement of profitability and does not segregate its business for internal reporting.

The Company's long-lived assets maintained outside the United States are insignificant.

Revenue is attributed to geographical regions based on the shipping location of the external customers.

For the years ended December 31, 2004, 2003 and 2002, the Company had one customer that represented 12%, 2% and 0%, respectively, of net revenue.

The following table summarizes revenue by geographic region (in thousands):

	2004	2003	2002
Revenue:			
United States	**$34,826**	$30,102	$22,944
Japan	**7,460**	1,779	594
Rest of the world	**10,355**	7,207	4,789
Consolidated total	**$52,641**	$39,088	$28,327

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Cutera, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Cutera, Inc. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California
March 21, 2005

CORPORATE INFORMATION

BOARD OF DIRECTORS

Kevin P. Connors, President and Chief Executive Officer, Cutera, Inc.

David A. Gollnick, Vice President of Research and Development, Cutera, Inc.

David B. Apfelberg, MD[2], Assistant Clinical Professor of Plastic Surgery, Stanford University Medical Center

Annette J. Campbell-White, Managing General Partner, MedVenture Associates I-IV

W. Mark Lortz[1], Former Chief Executive Officer, TheraSense, Inc.

Guy P. Nohra[2], Managing Director, Alta Partners

Timothy J. O'Shea[1], Vice President of Business Development, Boston Scientific Corporation

Jerry P. Widman[1,2,3], Former Chief Financial Officer, Ascension Health

1—Audit Committee member
2—Compensation Committee member
3—Chairman of Audit Committee

MANAGEMENT TEAM

Kevin P. Connors, President, Chief Executive Officer and Director

David A. Gollnick, Vice President of Research and Development and Director

Michael J. Levernier, Vice President of Clinical Development

Kathleen A. Maynor, Vice President of Regulatory Affairs and Quality Assurance

Ronald J. Santilli, Chief Financial Officer and Vice President of Finance and Administration

ANNUAL MEETING

Annual meeting of stockholders will be held on June 8, 2005, 12:00 p.m. (PST) at: 3240 Bayshore Blvd., Brisbane, California 94005.

TRANSFER AGENT

Computershare Trust Company, Inc.
350 Indiana St., Suite 800
Golden, Colorado 80401
303-262-0600

CORPORATE HEADQUARTERS

3240 Bayshore Blvd.
Brisbane, California 94005-1021
415-657-5500
www.cutera.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP
San Jose, California

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

CORPORATE LEGAL COUNSEL

Wilson, Sonsini, Goodrich & Rosati, P.C.
Palo Alto, California

CORPORATE/STOCKHOLDER INFORMATION

Our Form 10-K was filed with the Securities and Exchange Commission on March 25, 2005. For additional copies of this report, Form 10-K, or other financial information, without charge, please visit the Investor Relations page on our website at: www.cutera.com or write to ir@cutera.com.

STOCK LISTING AND MARKET DATA

Our common stock is traded on The NASDAQ Stock Market under the symbol "CUTR." We have not declared or paid any cash dividends on our capital stock since our inception. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. As of April 11, 2005, there were approximately 1,572 holders of record of our common stock. The following table sets forth for the periods indicated the high and low sales prices per share of our common stock as reported on The NASDAQ Stock Market since our initial public offering in March 2004.

Fiscal 2004	High	Low
First Quarter	$14.00	$14.00
Second Quarter	16.50	11.11
Third Quarter	14.00	10.89
Fourth Quarter	13.11	9.51

designed by curran & connors, inc. / www.curran-connors.com

CUTERA™

World Headquarters
3240 Bayshore Blvd.
Brisbane, CA 94005
Tel (415) 657 5500
Fax (415) 330 2444
www.cutera.com

Cutera Europe
Eupener Str. 161a
50933 Köln
Germany
Tel +49 (0) 221 579 5701
Fax +49 (0) 221 579 5703

Cutera Asia Pacific
Giraffa Building 11th floor
1-6-10 Hiroo
Shibuya-ku, Tokyo 150-0012
Japan
Tel +81 (0) 3 3473 9180
Fax +81 (0) 3 3473 9181